    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 1998


                                                      REGISTRATION NO. 333-62487
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 3

                                       TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                       MICHIGAN COMMUNITY BANCORP LIMITED
                 (Name of small business issuer in its charter)

          MICHIGAN                              6712                             38-3390193
(State or other jurisdiction        (Primary Standard Industrial              (I.R.S. Employer
             of                      Classification Code Number)             Identification No.)
      incorporation or
        Organization)

                                12900 HALL ROAD
                       STERLING HEIGHTS, MICHIGAN, 48313
                                 (810) 739-6410
(Address and telephone number of principal executive offices and principal place of business or
                     intended principal place of business)

                               DAVID A. MCKINNON
                                12900 HALL ROAD
                       STERLING HEIGHTS, MICHIGAN, 48313
                                 (810) 739-6410
           (Name, address and telephone number of agent for service)

                                   COPIES TO:

               JUSTIN G. KLIMKO                                    PAUL R. RENTENBACH
                 BUTZEL LONG                                      DYKEMA GOSSETT PLLC
        150 WEST JEFFERSON, SUITE 900                            400 RENAISSANCE CENTER
           DETROIT, MICHIGAN 48226                              DETROIT, MICHIGAN 48243

                         ------------------------------

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED DECEMBER 1, 1998

PROSPECTUS

                                 665,000 SHARES


                           [MI COMM BANCORP LTD LOGO]
                                  COMMON STOCK
                            ------------------------


    Michigan Community Bancorp Limited, a Michigan corporation (the "Company"), is offering for sale 665,000 shares of its Common Stock (the "Common Stock"). The Company is organized to become a bank holding company and intends to own all of the common stock of Lakeside Community Bank, a Michigan banking corporation (in organization), to be located in Macomb County, Michigan ("LCB"), and North Oakland Community Bank, a Michigan banking corporation (in organization) to be located in Oakland County, Michigan ("NOCB") (collectively, the "Banks"). Neither the Company nor the Banks have conducted any operations other than matters related to their initial organization and the raising of capital. See "Business." There has been no public trading market for the Common Stock. Fifth Third/The Ohio Company (the "Managing Underwriter") has advised the Company that it anticipates making a market in the Common Stock following completion of the offering, although there can be no assurance that an active trading market will develop. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Quotations for the Common Stock will be reported on the NASD OTC Bulletin Board under the trading symbol "MCBP". Designated officers, directors and organizers of the Company and the Banks, and their designated friends and family members are expected to purchase approximately 200,000 shares of Common Stock at the public offering price although none have irrevocably committed to purchase such shares.

                            ------------------------

  THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A SIGNIFICANT AMOUNT OF RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THE OFFERING UNLESS THEY CAN
AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" COMMENCING ON PAGE 7
  FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMPANY'S COMMON
                                     STOCK.
                            ------------------------

   THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
                                    AGENCY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                  PRICE TO               UNDERWRITING             PROCEEDS TO
                                                   PUBLIC              DISCOUNTS(1)(2)           COMPANY(2)(3)
--------------------------------------------------------------------------------------------------------------------
Per Share................................          $15.00                   $1.05                    $13.95
--------------------------------------------------------------------------------------------------------------------
Total(2).................................        $9,975,000                $698,250                $9,276,750
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 99,750 additional shares of Common Stock on the same terms and conditions as set forth above. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts, and Proceeds to Company will be approximately $11,471,250, $802,988 and $10,668,262, respectively. The Underwriters have agreed to limit Underwriting Discounts to 2.0% of the public offering price for up to 200,000 shares sold by the Underwriters to the designated officers, directors and organizers of the Company and the Banks and their designated friends and family members. If 200,000 shares are so purchased, total Underwriting Discounts will be reduced by $150,000, and the Proceeds to Company will be increased by $150,000. See "Underwriting."


(3) Before deducting offering expenses payable by the Company, estimated to be $220,000.

                            ------------------------


    The shares of Common Stock are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the right of the Underwriters to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made through the facilities of The Depository Trust Company in New York, New York on or about December 4, 1998.

                            ------------------------

                         [Fifth Third/The Ohio Co LOGO]


                THE DATE OF THIS PROSPECTUS IS DECEMBER 1, 1998.


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                           MICHIGAN COMMUNITY BANCORP

 MAP OF THE LOWER PENINSULA OF THE STATE OF MICHIGAN WITH AN INSERT SHOWING THE
                       APPROXIMATE LOCATION OF THE BANKS

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY OVER-ALLOT OR ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING STABILIZING BIDS. SEE "UNDERWRITING." IF COMMENCED, SUCH TRANSACTIONS MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context clearly suggests otherwise, references in this Prospectus to the Company include the Banks. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Michigan Community Bancorp Limited (the "Company") is a Michigan corporation organized to own all the common stock of and operate Lakeside Community Bank and North Oakland Community Bank ("LCB", "NOCB", or "Banks", collectively). The Banks are organizing as Michigan banking corporations with depository accounts to be insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). The Banks intend to provide a focused core of commercial and consumer banking services, primarily to small to medium-sized businesses, as well as individuals, by providing superior service and convenience to customers. The Banks' lending activities will focus primarily on commercial real estate loans and commercial term loans to businesses secured by the assets of the borrower and, to a lesser extent, on commercial equipment financing. The Company anticipates that a significant majority of the Banks' loan portfolio will eventually be comprised of commercial loans and commercial real estate loans. The Banks' consumer service strategy is expected to focus on providing single-family mortgage loans, home equity loans, and other forms of consumer lending. LCB intends to offer its banking services throughout Macomb County, Michigan, but primarily in Clinton Township, Macomb Township, Ray Township, Shelby Township, Washington Township, Mt. Clemens, Sterling Heights and Utica. NOCB intends to offer its banking services throughout Oakland County, Michigan, but primarily in Rochester, Rochester Hills, Pontiac, Troy, Auburn Hills, Oakland Township, Orion Township and Lake Orion Village. The company currently intends that the Banks' loan portfolio will be comprised of 70% commercial loans, 10% commercial real estate loans, 5% consumer loans, 5% home equity loans and 10% real estate mortgages. There can be no assurance that the Company's assumptions concerning business activity in its target markets, interest rates, and the availability of acceptable credit risks in each loan category will be available. The Company and the Banks have received all necessary approvals to commence business. Management anticipates commencing business in the fourth quarter of 1998.

     The Banks have received the approvals of the Financial Institutions Bureau of the State of Michigan ("FIB"), subject to the satisfaction of certain conditions that are customary in connection with such regulatory approvals. These conditions will consist of matters including, but not limited to, LCB receiving at least $4,550,000 of capital, and NOCB receiving at least $4,600,000 of capital. The required $9,150,000 of capital will be contributed to the Banks from the proceeds of this offering promptly following its completion. The remaining proceeds from this offering will be used for working capital and other general corporate purposes. The Company and the Banks have also received the approval of the FDIC and the Board of Governors of the Federal Reserve System, subject to certain conditions that are customary in connection with such regulatory approvals.

REASONS FOR STARTING THE COMPANY

     The liberalization of Michigan's branch banking laws, together with the expansion of interstate banking, has led to substantial consolidation of the banking industry in Michigan, including the Banks' market areas. In many cases, when these consolidations occurred, local boards of directors were dissolved and local management relocated or in some cases terminated. Management believes that locally owned and managed banks in Macomb and Oakland County dedicated to the needs of local businesses and residents will fill a need for service and convenience that is currently not being satisfied by the existing financial institutions in Macomb and Oakland County.

     In the opinion of the Company's management, a favorable opportunity exists in the targeted market areas for a true community bank, a new commercial bank which has local management and local directors. Management believes that such a bank can be successful in attracting, as customers, small to medium-sized businesses and individuals who wish to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and financial affairs. Each Bank will seek to take advantage of this opportunity by emphasizing local management, strong ties and active commitment to the community.

BUSINESS STRATEGY

     The Company intends to emphasize experienced local management with a strong commitment to the communities located within the primary market areas of the Banks. The Company's strategy is to locate the Banks in communities that are growing quickly and where there has been a significant impact from the consolidation in the banking industry. These communities have a history of community banking but no longer have as many community banks. Management believes that the small and medium-sized industrial and commercial businesses that are the target customers of the Banks are not being adequately served by existing banks. Management also believes that it has chosen communities where the officers and directors of the Company and the Banks are active in the community and where community and business leaders are anxious to welcome a locally owned and managed financial institution. The Company and the Banks will be committed to providing outstanding customer service and banking products and intend to compete aggressively for banking business through a systematic program of directly calling on both customers and referral sources such as attorneys, accountants, mortgage brokers, insurance agents and other business people, many of whom are already known to its officers and directors.

     The Company has hired and will continue to hire experienced staff to provide personalized service. Management believes that this experienced staff will be able to generate competitively priced loans and deposits. This experienced staff will have access to current software and database systems selected to deliver high-quality products and provide responsive service to clients. The Company has a procurement policy to only purchase technological equipment that is Year 2000 compliant. The Banks have entered into agreements with third-party service providers to provide customers with convenient electronic access to their accounts and other bank products through debit cards, voice response and home banking. The use of third-party service providers is intended to allow the Banks to remain at the forefront of technology while minimizing the costs of delivering such products.

MARKET AREA

     The market service area of LCB will be Macomb County, primarily Clinton Township, Shelby Township, Washington Township, Sterling Heights, Ray Township, Mt. Clemens and Utica. Macomb County is comprised of 27 cities, villages or townships, ranks third in population out of Michigan's 83 counties and covers 482 square miles. According to statistical data compiled by the Department of Planning and Economic Development of Macomb County, as of July 31, 1996, Macomb County had approximately 15,000 business establishments and as of June 1998, had an unemployment rate of 3.3%. Based on 1990 U.S. Census Data, Macomb County had a median household income of $38,931. Macomb County is also a significant banking market in the State of Michigan. According to available industry data, as of June 30, 1997, total deposits in Macomb County, including banks, thrifts and credit unions, were approximately $10.3 billion. Approximately 20 banks, thrifts and credit unions currently service the target market of LCB.

     The service area of NOCB will be Oakland County, primarily Rochester, Rochester Hills, Troy, Auburn Hills, Pontiac, Oakland Township, Orion Township and Lake Orion Village. Oakland County is comprised of 61 cities, villages, and townships, ranks second in population out of Michigan's 83 counties and covers 910 square miles. According to statistical data compiled by the Oakland County Development and Planning Division, as of July 31, 1996, Oakland County had approximately 38,440 business establishments, an unemployment rate as of January 1998 of 3.0%, and a median household income in 1997 of $57,360. Oakland County is also a significant banking market in the State of Michigan. According to available industry data, as of June 30, 1997, total deposits in Oakland County, including banks, thrifts, and credit unions were approximately $18.7 billion. Approximately 30 banks, thrifts and credit unions currently service the target market of NOCB.

     The main office of LCB will be located at 43850 Schoenherr Road, Sterling Heights, Michigan 48313 and the main office of NOCB will be located at 1467 North Rochester Road, Rochester Hills, Michigan 48307. The Company's offices are located at 12900 Hall Road, Sterling Heights, Michigan 48313 and its telephone number is (810) 739-6410.

                                   MANAGEMENT

THE COMPANY

     The Company has assembled a management team and a Board of Directors with strong and diversified business experiences in the Banks' market areas and a shared vision and commitment to future growth and success. The officers and directors currently assembled by the Company provide a wide range of business, banking, government and investment knowledge and experience. See "Management."

     David A. McKinnon, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, served as legal counsel to First National Bank in Macomb County and to First State Bank of East Detroit. Mr. McKinnon also served as a director of First National Bank in Macomb County and as an advisory director of Old Kent Bank. Further, he was one of the original officers and directors of Macomb Community Bank, a community bank organized in 1996 in Macomb County, Michigan. Mr. McKinnon served as its Vice Chairman, and was involved in managing all areas of Macomb Community Bank.

     William L. Carley, Vice President, Treasurer and Chief Financial Officer of the Company, served for ten years as a member of the senior management team, and was chief financial officer for the National Bank of Royal Oak, a community bank located in Oakland County, Michigan, that had assets of approximately $190 million at the time of its acquisition in 1993.

     Gail L.M. DiFranco, Vice President - Operations of the Company, was a member of the start-up team and served as operations officer for Macomb Community Bank.

     The Company's Board of Directors is comprised of individuals with broad backgrounds in business, real estate, banking and government. Current directors include Mr. McKinnon, Paul E. Baltzer Jr., a businessman, Gerald A. Tarquinio, the past president and a director of National Bank of Rochester, a local community bank located in Oakland County, Michigan, Phillip T. Hernandez, a local businessman and past director of Macomb Community Bank, Joseph P. Lentine, a local businessman, John W. Melstrom, a certified public accountant practicing in Oakland County, Robert R. Peleman, a medical doctor practicing in Macomb County and a past director of Macomb Community Bank, David F. Shellenbarger, a local businessman and Russell M. Shelton, a local businessman.

     The Company does not maintain "key man" life insurance, nor has the Company entered into employment agreements, with any members of management.

     In addition to the individuals named above, the Company has also named the following individuals as officers and directors of LCB and NOCB.

LAKESIDE COMMUNITY BANK

     Frank D. Blowers, President, Chief Executive Officer and a director of LCB, has over 30 years of banking experience, most recently as a Senior Vice President with First of America Bank, N.A., where he was responsible for product sales in a region with branches holding approximately $750 million in assets. Additional directors of LCB include Jeff Tamaroff, a local businessman and Gary Davison, a local certified public accountant.

NORTH OAKLAND COMMUNITY BANK

     James T. Polson, President, Chief Executive Officer and a director of NOCB, has over 26 years of banking experience with First of America Bank, N.A., most recently as a Senior Vice President. As Senior Vice President, Mr. Polson was responsible for the operations and customer service of approximately 500 branches located throughout Michigan, Illinois and Indiana. Additional directors of NOCB include A. Frank Gerstenecker, former City Manager of Troy, Michigan for 26 years, Frederick Maibauer, a local medical doctor and Vernon Pixley, a local businessman.

                                  THE OFFERING


Securities offered by the
Company.......................   665,000 shares of Common Stock.



Shares of Common Stock to be
  outstanding after the
  offering(1).................   665,000 (764,750 if the over-allotment option
                                 is exercised in full)


Use of proceeds by the
Company.......................   Capitalization of the Banks and payment of
                                 organization and pre-opening expenses and other working capital. See "Use of Proceeds."


NASD OTC Bulletin Board
Symbol........................   MCBP

---------------
(1) Does not include 41,331 shares of Common Stock issuable upon the exercise of outstanding stock options granted pursuant to the Company's 1998 Non-Employee Director Stock Option Plan and 1998 Employee Stock Option Plan.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. The following is a discussion of the principal risks of an investment in the Common Stock and should be carefully considered by all prospective investors prior to purchasing any of the shares of Common Stock.

LACK OF OPERATING HISTORY

     Neither the Company nor the Banks have any operating history. The business of the Company and the Banks is subject to the risks inherent in the establishment of a new business enterprise. Because the Company has only recently been formed, the Banks have not commenced operations. Prospective investors do not have access to all of the information that, in assessing a proposed investment, would be available to the purchasers of securities issued by a financial institution with a history of operations.

SIGNIFICANT LOSSES EXPECTED

     As a result of the start-up expenditures that must be incurred by a new bank and the time it will take to develop its deposit base and loan portfolio, it is expected that the Banks, and thus the Company, will operate at a loss during the start-up period of the Banks. The Company does not expect the Banks to be profitable for at least the first two years of operations. Cumulative losses during the first two years of operations are projected to exceed $1.6 million and could be higher. There can be no assurance that the Banks or the Company will ever operate profitably. If the Company does not reach profitability and recover its accumulated operating losses and the non-recoverable market portion of its investment in fixed assets, investors in the offering would likely suffer a significant decline in the value of their shares of Common Stock.

DELAY IN COMMENCING OPERATIONS

     Although the Company and the Banks expect to commence business during the fourth quarter of 1998, there can be no assurance as to when, if at all, these events will occur. Any delay in commencing operations will increase pre-opening expenses and postpone realization by the Banks of potential revenues. Absent the receipt of revenues and commencement of profitable operations, the Company's accumulated deficit will continue to increase (and book value per share decrease) as operating expenses such as salaries and other administrative expenses continue to be incurred. In the event that the Company and the Banks commence operations, there can be no assurance that the Company or the Banks will continue to have sufficient capital to sustain and expand operations.

EXPOSURE TO LOCAL ECONOMY

     The Company's success and profitability is directly dependent on the success and profitability of the Banks. The operations of LCB and NOCB will be materially dependent upon and sensitive to the economy of their market areas in southeastern Michigan. Adverse economic developments can impact the collectibility of loans and have a negative effect on the Company's earnings and financial condition. The economies of Macomb and Oakland County include many businesses that manufacture products for, or provide goods or services to, the automobile industry. No assurance can be made that future economic changes will not have a significant adverse effect on the Company.

GOVERNMENT REGULATION AND MONETARY POLICY

     The Company and the Banks have received all regulatory approvals required to organize and establish the Banks, subject to the satisfaction of certain conditions. These conditions include, among other things, that: (i) beginning paid-in capital of NOCB will not be less than $4.6 million and beginning paid-in-capital of LCB will not be less than $4.55 million; (ii) each Bank will maintain a ratio of Tier 1 leverage capital to total assets for the first three years after commencing business of at least 8.0% and an adequate valuation reserve; (iii) each Bank will have its financial statements audited by a public accountant for at least the first three years; (iv) each Bank will file its Certificate of Paid in Capital and Surplus with the FIB and notify the FIB of its opening date so the FIB can conduct a customary pre-opening investigation; and (v) any changes in executive management of each Bank will be submitted to the bank regulatory agencies in advance for their approval. Regulatory capital requirements imposed on the Banks may have the effect of constraining future growth, absent the infusion of additional capital.

     The Company and each of the Banks will be subject to extensive state and federal government supervision and regulation. Existing state and federal banking laws will subject the Banks to substantial limitations with respect to loans, purchase of securities, payment of dividends and many other aspects of their banking business. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. There can be no assurance that future legislation or government policy will not adversely affect the banking industry, the operations of the Banks, or shareholders. The burden imposed by federal and state regulations may place banks in general, and the Company and the Banks specifically, at a competitive disadvantage compared to less regulated competitors. Federal economic and monetary policy may affect the Banks' ability to attract deposits, make loans and achieve satisfactory interest rate spreads. See "Supervision and Regulation."

LACK OF DIVIDENDS

     It is anticipated that no dividends will be paid by the Company on the Common Stock for the foreseeable future. The Company will be largely dependent upon the dividends paid by the Banks to provide funds to pay cash dividends if and when such dividends are declared. No assurance can be given that future earnings of the Banks, and resulting dividends to the Company, will be sufficient to permit the legal payment of dividends to shareholders at any time in the future. Even if the Company may legally declare dividends, the amount and timing of such dividends will be at the discretion of the Company's Board of Directors. The Board may in its sole discretion decide not to declare dividends. These shares should not be purchased by persons who need or desire dividend income from this investment. See "Dividend Policy."

DEPENDENCE UPON SUBSIDIARY OPERATIONS

     The Company is organized to become a bank holding company and will be substantially dependent upon dividends from the Banks, for funds to pay its expenses, including debt repayment, and to pay cash dividends to shareholders. The Banks are subject to regulatory limitations upon the payment of dividends and receipt of dividends from the Banks cannot be assured. Further, no cash dividends are anticipated from the Banks during the initial years of operation.

COMPETITION

     The Company and the Banks will face strong competition for deposits, loans and other financial services from other community banks, regional banks, out-of-state national banks, savings banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which the Banks will compete are not subject to the same degree of regulation as the Banks. Many of the financial institutions aggressively compete for business in the proposed market areas of the Banks. Most of these competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than the Banks will have in the foreseeable future, and will be able to offer certain services that the Banks do not expect to provide in the foreseeable future, including multiple branches, trust services, and international banking services. In addition, most of these entities have greater capital resources than the Banks, which among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than will be available from the Banks. See "Business - Market Area" and "Business - Competition." Additionally, recent legislation regarding interstate branching and banking may act to increase competition in the future from larger out-of-state banks. See "Supervision and Regulation."

DEPENDENCE ON MANAGEMENT

     The Company and the Banks are, and for the foreseeable future will be, dependent primarily upon the services of David A. McKinnon, the Chairman of the Board, Chief Executive Officer and President of the Company, Frank D. Blowers, President of LCB James T. Polson, President of NOCB, William L. Carley, Vice President and Chief Financial Officer of the Company and Gail L.M. DiFranco, Vice President - Operations of the Company. If the services of these individuals were to become unavailable to the Company or the Banks for any reason, or if the Company or the Banks were unable to hire highly qualified and experienced personnel either to replace Mr. McKinnon, Mr. Blowers, Mr. Polson, Mr. Carley or Ms. DiFranco or to adequately staff the anticipated growth of the Company or Banks, the operating results of the Company and the Banks would be adversely affected. The Company and the Banks do not have employment agreements with, or key man life insurance for, these or any other officers. See
"Business - Employees" and "Management."

DISCRETION IN USE OF PROCEEDS

     The offering is intended to raise funds to provide for the initial capitalization of the Banks, repay all currently existing indebtedness, purchase leasehold improvements, equipment and other assets for the Banks' operations, provide working capital for general corporate purposes and pay initial operating expenses. Management will have discretion over the use of proceeds that remain after the initial capitalization of the Banks. In addition, while there are no current plans, the Company may, if the opportunity arises, use some of the proceeds to finance acquisitions of branches of other institutions or expansion into other lines of business closely related to banking. See "Use of Proceeds."

LENDING RISKS AND LENDING LIMITS

     The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, would likely have a material adverse effect on the Company's earnings and overall financial condition as well as the value of the Common Stock. Because the Banks do not have an operating history, none of the Banks' customers will have an established credit history with the Banks. Management will attempt to minimize credit exposure by carefully monitoring the concentration of loans within specific industries and through prudent loan application and approval procedures, but there can be no assurance that such monitoring and procedures will reduce such lending risks. Credit losses can cause insolvency and failure of a financial institution, and in such event, its shareholders could lose their entire investment. The general per customer lending limit of each Bank is expected to initially be approximately $500,000, subject to a higher lending limit of $1.5 million in specific cases with approval by two-thirds of the respective Banks' Board of Directors. Accordingly, the size of the loans which the Banks can offer to potential customers is less than the size of loans which most of the Banks' competitors with larger lending limits are able to offer. This limit initially may affect the ability of the Banks to seek relationships with the area's larger businesses. The Banks expects to accommodate loan volumes in excess of its lending limit through the sale of participations in such loans to other banks. However, there can be no assurance that the Banks will be successful in attracting or maintaining customers seeking larger loans or that the Banks will be able to engage in participations of such loans on terms favorable to the Banks.

IMPACT OF INTEREST RATES AND ECONOMIC CONDITIONS

     The results of operations for financial institutions, including the Banks, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. The Banks' profitability will be partly a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. In the early 1990s, many banking organizations experienced historically high interest rate spreads. More recently, interest rate spreads have generally narrowed due to changing market conditions and competitive pricing pressure. There can be no assurance that such factors will not continue to exert such pressure or that high interest rate spreads will return. Although economic conditions in the Banks' target market areas have been generally favorable, there can be no assurance that such conditions will continue to prevail. Like most banking institutions, the net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and the Banks' ability to respond to changes in such rates. At any given time, the Banks' assets and liabilities will be such that they are affected differently by a given change in interest rates. As a result, an increase or decrease in rates could have a material adverse effect on the Banks' net income, capital and liquidity. While management intends to take measures to guard against interest rate risk, there can be no assurance that such measures will be effective in minimizing the exposure to interest rate risk. See "Supervision and Regulation."

NEED FOR TECHNOLOGICAL CHANGE

     The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to providing better service to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the operation of the Banks. Many of the Company's competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than the Banks. There can be no assurance that the Banks will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers. See "Business - Business Strategy."

RELIANCE ON TECHNOLOGY, NEED TO BE YEAR 2000 COMPLIANT

     The Company will be dependent on technology to operate efficiently and profitably. In the event that any of its technology or that of its vendors is not Year 2000 compliant, the Company's business and results of operations could be materially adversely effected as it may not be able to properly service or maintain customer records. The Company has a procurement policy to only purchase technological equipment that is Year 2000 compliant.

ANTI-TAKEOVER PROVISIONS

     Chapters 7A and 7B of the Michigan Business Corporation Act (the "MBCA") provide for super majority voting and impose other requirements on certain business combinations with interested shareholders and limit voting rights of certain acquirers of control shares. Federal law requires the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") prior to acquisition of "control" of a bank holding company. The Company's Articles of Incorporation (i) provide for a Board of Directors that is divided into three classes of directors, (ii) require the Company's Board of Directors to consider a variety of factors when evaluating any proposal involving a potential merger or business combination for the Company, including the social and economic impact of such a proposal on the Company, its employees, customers, vendors and the communities in which the Company and its subsidiaries operate or are located and (iii) require the affirmative vote of holders of at least two-thirds of the voting stock of the Company to change any of such provisions of the Articles of Incorporation. These provisions may have the effect of delaying or preventing a change in control of the Company. As a result, these provisions could adversely affect the price of the Common Stock by, among other things, preventing a shareholder of the Company's Common Stock from realizing a premium which might be paid as a result of a change in control of the Company. See "Description of Capital Stock."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation provide for the indemnification of its officers and directors to the fullest extent permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding in which a director or officer in his or her capacity as a director, officer, employee, agent or fiduciary of the Company or of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise where the director or officer was serving at the request of the Company. It is possible that the indemnification obligations imposed under these provisions could result in a charge against the Company's earnings and thereby affect the availability of funds for payment of dividends to the Company's shareholders. See "Description of Capital Stock - Indemnification of Directors and Officers."

DETERMINATION OF OFFERING PRICE; LIMITED TRADING MARKET EXPECTED

     The initial public offering price of $15.00 per share was determined by the Company in consultation with the Managing Underwriter. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the Common Stock. Prior to the offering, there has been no public trading market for the Common Stock. The price at which these shares are being offered to the public may be greater than the market price for the Common Stock following the offering. The Managing Underwriter has advised the Company that, upon completion of the offering, it intends to use reasonable efforts to initiate quotations of the Common Stock on the NASD OTC Bulletin Board and to act as a market maker of the Common Stock, subject to applicable laws and regulatory requirements, although it is not obligated to do so. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Banks or any market maker. Market makers on the NASD OTC Bulletin Board are not required to maintain a continuous two sided market, are required to honor firm quotations for only a limited number of shares, and are free to withdraw firm quotations at any time. Even with a market maker, factors such as the limited size of the offering, the lack of earnings history for the Company and the absence of a reasonable expectation of dividends within the near future mean that there can be no assurance of an active and liquid market for the Common Stock developing in the foreseeable future. Even if an active and liquid market develops, there can be no assurance that such a market will continue, or that shareholders will be able to sell their shares at or above the price at which these shares are being offered to the public. Purchasers of Common Stock should carefully consider the limited liquidity of their investment in the shares being offered hereby.

                                USE OF PROCEEDS



     The net proceeds to the Company from the sale of the 665,000 shares of Common Stock offered hereby are estimated to be approximately $9,276,750 ($10,668,262) if the Underwriter's over-allotment option is exercised in full) after deduction of the underwriting discounts, but before deducting estimated offering expenses of $220,000. The Underwriters have agreed to limit underwriting discounts to 2% of the public offering price for the first 200,000 shares sold by the Underwriters to the designated officers, directors and organizers of the Company and the Banks and their designated friends or family members. Such persons have provided non-binding expressions of interest to purchase approximately 200,000 shares. If such persons purchase 200,000 shares, underwriting discounts will be reduced by $150,000, and net proceeds to the Company will be increased by $150,000.



     The net proceeds of $9,276,750 received by the Company will be allocated as follows:



USE OF PROCEEDS                                                   AMOUNT
---------------                                                   ------
Capital Contribution to North Oakland Community Bank........    $4,600,000
Capital Contribution to Lakeside Community Bank.............     4,550,000
Repayment of Interest-Free Loans(1).........................        25,000
Repayment of Line of Credit(2)..............................        25,000
Working Capital, Offering Expenses, Finance Anticipated
  Losses(3).................................................        76,750
                                                                ----------
     Total..................................................    $9,276,750
                                                                ==========


-------------------------

(1) Members of the Board of Directors and other organizers have made interest-free loans to the Company in the amount of $387,500. The proceeds of such loans have been used to pay for organizational expenses, other pre-opening expenses, leasehold improvements and furniture and equipment for the Banks.



(2) The Company has a $500,000 line of credit with a local bank at 1% over the prime lending rate. The proceeds from the line of credit were primarily used to prepay the lease on the building to be used by North Oakland Community Bank and for leasehold improvements and to purchase furniture and equipment for LCB and NOCB.



(3) The Company anticipates that the Banks may incur approximately $1.6 million in losses during the first two years of operations.



     The proceeds contributed by the Company to NOCB will be used as follows:



USE OF CAPITAL CONTRIBUTION OF NOCB                               AMOUNT
-----------------------------------                               ------
Repayment of Interest-Free Loans(1).........................    $  181,250
Repayment of Line of Credit(2)..............................       362,500
Investment in Loans, Marketable Securities and Operating
  Expenses and Finance Possible Losses(3)(4)................     4,056,250
                                                                ----------
     Total..................................................    $4,600,000
                                                                ==========



     The proceeds contributed by the Company to LCB will be used as follows:



USE OF CAPITAL CONTRIBUTION OF LCB                                AMOUNT
----------------------------------                                ------
Repayment of Interest-Free Loans(1).........................    $  181,250
Repayment of Line of Credit(2)..............................       112,500
Investment in Loans, Marketable Securities and Operating
  Expenses and Finance Possible Losses(3)(4)................     4,256,250
                                                                ----------
     Total..................................................    $4,550,000
                                                                ==========



(4) Investments in loans will used to construct a loan portfolio that is intended to be eventually comprised of 70% commercial loans, 10% commercial real estate loans, 5% consumer loans, 5% home equity loans and 10% real estate mortgages. There can be no assurance that the Company's assumptions concerning business activity in its target market, interest rates and availability of acceptable credit risks in each loan category will be accurate. In the event that any of the Company's assumptions are inaccurate, the Banks may adjust the composition of the loan portfolio.

                                DIVIDEND POLICY

     The Company initially expects that profits earned by the Banks or the Company, if any, will be retained to finance the growth of the Company and the Banks and that no cash dividends will be paid for the foreseeable future. After the Banks achieve profitability, recover their operating deficit, and fund adequate reserves for loan and lease losses, the Company may consider the payment of dividends. However, the declaration of dividends is at the discretion of the Board of Directors, and there is no assurance that dividends will be declared at any time. If and when dividends are declared, the Company will be largely dependent upon dividends paid by the Banks for funds to pay dividends on the Common Stock. It is also possible, however, that the Company might at some time in the future, pay dividends generated from income or investments and from other activities of the Company.

     Under Michigan law, the Banks are restricted as to the maximum amount of dividends they may pay on their Common Stock. A Michigan chartered bank may not declare dividends except out of net profits then on hand after deducting its losses and bad debts and then only if the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. A Michigan chartered bank may not declare or pay any cash dividend or dividend in kind until the cumulative dividends on its preferred stock, if any, have been paid in full. If the surplus of a Michigan chartered bank is at any time less than the amount of its capital, before the declaration of a cash dividend or dividend in kind, it must transfer to surplus not less than 10% of its net profits for the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half year periods (in the case of annual dividends). The ability of the Company and the Banks to pay dividends is also affected by various regulatory requirements and policies, such as the requirement to maintain adequate capital above regulatory guidelines. See "Supervision and Regulation." Such requirements and policies may limit the Company's ability to obtain dividends from the Banks for its cash needs, including funds for acquisitions, payment of dividends by the Company, and the payment of operating expenses.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of July 31, 1998, and as adjusted to reflect the sale of the 665,000 shares of Common Stock offered hereby and the application of the estimated net proceeds. See "Use of Proceeds."



                                                                       JULY 31, 1998
                                                                ---------------------------
                                                                 ACTUAL      AS ADJUSTED(1)
                                                                ---------    --------------
Short-term debt.............................................    $ 652,500      $       --
                                                                =========      ==========
Shareholders' equity:
  Preferred Stock, no par value - 1,000,000 shares
     authorized; no shares issued and outstanding...........           --              --
  Common Stock, no par value, $5 stated value - 9,000,000
     shares authorized; 1 share issued and outstanding and
     665,000 shares issued and outstanding, as
     adjusted(2)............................................    $       5      $3,325,000
Additional paid-in capital..................................           10       5,951,750
Accumulated deficit(3)......................................     (260,107)       (260,107)
                                                                ---------      ----------
Total shareholders' equity..................................      260,092       9,016,643
                                                                ---------      ----------
Total capitalization........................................    $ 392,408      $9,016,643
                                                                =========      ==========


---------------
(1) Adjusted to reflect the estimated net proceeds from the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option). See "Use of Proceeds."

(2) Does not include 41,331 shares issuable pursuant to options granted under the Company's 1998 Non-Employee Director Stock Option Plan and the Company's 1998 Employee Stock Option Plan.

(3) The accumulated deficit as of July 31, 1998, was comprised primarily of organizational expenses, pre-opening expenses related principally to fees and expenses incurred in the regulatory application process and office occupancy costs and supplies. The accumulated deficit is expected to increase further as anticipated initial operating losses are incurred.

                                    BUSINESS

BACKGROUND

     The liberalization of Michigan's branch banking laws, together with the expansion of interstate banking has led to substantial consolidation of the banking industry in Michigan, including Macomb and Oakland County, where the Banks will be located. In the past, several of the financial institutions within the primary market area of the Banks have either been acquired by, or merged with, larger financial institutions or out-of-state financial institutions. When these consolidations occurred, local boards of directors were dissolved and local management relocated or terminated. As a result, many policy and credit decisions have been centralized away from local management.

     In the opinion of the Company's management, this situation has created a favorable opportunity for a new commercial bank with local management and directors. Management of the Company believes that such a bank can attract those customers who wish to conduct business with a locally managed institution that demonstrates an active interest in their business and personal financial affairs. The Company believes that a locally managed institution will be able to be more responsive to customer requests, provide customized financial products and services, and offer the personal attention of the senior banking officers to customers. The Banks will seek to take advantage of this opportunity by emphasizing local management in their marketing plans and the ties and commitments to their market area.

     After the offering, the Company will own all of the issued and outstanding stock of the Banks. Following completion of the offering and before commencement of operations, each Bank intends to complete the furnishing of its main office, training their staff and the purchase, lease and installation of equipment necessary to transact banking business. Correspondent banking relationships and other arrangements for services will be completed as necessary.

     The Company was incorporated as a Michigan business corporation on January 28, 1998, and organized to acquire all of the issued and outstanding stock of the Banks and to engage in the business of a bank holding company under the federal Bank Holding Company Act of 1956, as amended. On July 23, 1998, the Commissioner of the FIB issued orders approving the applications to establish the Banks. On October 15, 1998, the Banks' applications for FDIC deposit insurance were approved. These approvals were issued subject to the satisfaction of certain conditions that the Company believes are customary in transactions of this type, including conditions relating to capitalization of the Bank and continuing capital adequacy. On October 9, 1998, the Company received approval to become a bank holding company from the Federal Reserve Bank of Chicago. The Company expects to commence business during the fourth quarter of 1998. See "Risk Factors - Delay in Commencing Operations" and "Risk Factors - Government Regulation and Monetary Policy."

BUSINESS STRATEGY

     The Company intends to emphasize local management and strong commitment to the communities located within the primary market areas of the Banks. The Company's strategy is to locate the Banks in communities that are growing quickly and where there has been a significant impact from the consolidation in the banking industry. These communities have a history of community banking but no longer have as many community banks. Management believes that the small and medium-sized industrial and commercial businesses that are the target customers of the Banks are not being adequately served by existing banks. Management also believes that it has chosen communities where the officers and directors of the Company and the Banks are active in the community and where community and business leaders are anxious to welcome a locally owned and managed financial institution. The Company and the Banks will be committed to providing outstanding customer service and banking products and intend to compete aggressively for banking business through a systematic program of directly calling on both customers and referral sources such as attorneys, accountants, mortgage brokers, insurance agents and other business people, many of whom are known to the officers and directors. The Banks intend to provide a range of business and consumer financial services to serve small to medium-sized business customers and individuals. The foundation of this strategy is to emphasize local management and strong commitment to the communities located within the primary market areas of the Banks. The team assembled to manage the Company and the Banks have been selected based on their business and banking experience in the primary market areas of the Banks.

     BUSINESS FINANCIAL SERVICES. The Banks intend to offer products and services consistent with the goal of attracting small to medium-sized business customers as well as a variety of individuals. Commercial loans will be offered primarily on a secured basis and to a limited extent on an unsecured basis. Such loans will be available for working capital purposes, the purchase of equipment and machinery, financing of accounts receivable and inventory and for the purchase of real estate, primarily owner occupied real estate. As part of their banking business, the Banks may make loans to all types of borrowers secured by first and junior mortgages on various types of real estate, including without limitation, single-family residential, multi-family residential, mixed use, commercial, developed, and undeveloped.

     In making such loans, the Banks will be subject to written policies, reviewed and approved at least annually by the Banks' Boards of Directors, pursuant to federal law and regulations. The policies address loan portfolio diversification and prudent underwriting standards, loan administration procedures, and documentation, approval and reporting requirements. In addition, federal regulations impose supervisory loan-to-value ratios applicable to each type of loan secured by real estate.

     The Banks will generally look to a borrower's business operations as the principal source of repayment and will also seek security interests in the inventory, accounts receivable or other personal property of the borrower, and personal guaranties. The Banks will make commercial loans to qualified creditworthy borrowers on both a secured and unsecured basis. Generally, secured loans will be at 75% loan to value ratios. Debt service ratios will generally be
1.20 to 1. In addition, borrowers must demonstrate positive working capital. Although the Banks intend to be aggressive in seeking new loan growth, they also intend to stress high credit quality. The Company anticipates that a significant majority of the Banks' loan portfolio will eventually be comprised of commercial loans and commercial real estate loans. The Company, as part of its credit evaluation, will inquire as to the readiness of a customer's information and other systems for the Year 2000 in those instances where failure to be Year 2000 compliant is likely to have a material adverse effect on the financial condition or operations of the customer.

     The Banks will actively pursue business checking accounts by offering competitive rates, telephone banking, and other convenient services to its business customers. In some cases the Banks may require business borrowers to maintain minimum balances. The Management of the Banks also intend to establish relationships with one or more correspondent banks and other independent financial institutions to provide other services requested by customers, including loan participation where the requested loan amount exceeds the legal lending limit of the Banks.

     CONSUMER FINANCIAL SERVICES. The retail banking strategy of the Banks will initially focus on providing attractive products and services, including telephone banking and automated bill paying services to individuals in the respective market areas. Management believes that by offering these banking products, which allow customers to bank 24 hours a day from any point at their convenience, the Banks can attract new deposits and loans without the necessity of expensive brick and mortar branch operations.

     In addition, the Banks will originate residential real estate loans in the form of first mortgages and home equity loans. The Banks intend to apply to the Federal National Mortgage Association for approval as a seller-servicer of residential mortgage loans. The Banks intend to sell most of the residential mortgages into the secondary market. Most adjustable rate home equity loans will be retained by the Banks as part of their loan portfolios.

     The Banks intend to offer other consumer lending services, including credit cards, auto loans, boat loans and other personal loan products on both a secured and unsecured basis.

     The Company has hired and will continue to hire experienced staff to provide personalized service. Management believes that this experienced staff will be able to generate competitively priced loans and deposits. This experienced staff will have access to current software and database systems selected to deliver high-quality products and provide responsive service to clients. The Banks have entered into agreements with third-party service providers to provide customers with convenient electronic access to their accounts and other bank products through debit cards, voice response and home banking. The use of third-party service providers is intended to allow the Banks to remain at the forefront of technology while minimizing the costs of delivering such products. The Company has required each of its technology vendors to comply with federal and state requirements concerning Year 2000 compliance and to make a representation that their technology is Year 2000 compliant. In the event that such technology is not Year 2000 compliant, the Company may, after consultation with its legal advisors consider its legal remedies. However, the Company is not able at this time to assess the extent to which such representations may provide a claim against such a vendor and whether any potential remedy would be adequate to compensate for such potential damages.

     INVESTMENTS. The principal investment of the Company will be its purchase of all of the common stock of the Banks. Funds retained by the Company from time to time may be invested in various debt instruments, including, but not limited to, obligations of, or guaranteed by the United States, general obligations of states or political subdivisions thereof, bankers' acceptances or certificates of deposit of U.S. commercial banks, or commercial paper of U.S. issuers rated in the highest category by a nationally-recognized investment rating service. Although the Company is permitted to make limited portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities, which may include real estate-related activities, such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by the Banks or acquired for its future use, the Company has no present plans to make any such equity investment The Company's Board of Directors may alter the Company's investment policy without shareholder approval. See "Supervision and Regulation."

     The Banks may invest their funds in a variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, the Banks are prohibited from investing in equity securities. Under one such exception, in certain circumstances and with the prior approval of the FDIC, a Bank can invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in certain real estate-related activities. The Banks have no present plans to make such an investment. Real estate acquired by the Banks in satisfaction of or in foreclosure upon loans may be held by the Banks, subject to a determination by a majority of the respective Bank's Board of Directors as to the advisability of retaining the property, for a period not to exceed 60 months after the date of acquisition or such longer period as the appropriate regulators may approve. The Banks are also permitted to invest an aggregate amount not in excess of two-thirds of the capital and surplus of the Banks in such real estate as is necessary for the convenient transaction of its business. The Banks have no present plans to make any such investment. The Board of Directors of each Bank may alter the Bank's investment policy without shareholder approval.

MARKET AREA

     LAKESIDE COMMUNITY BANK. The principal market areas anticipated to be served by LCB will be Macomb County, primarily Sterling Heights, Clinton Township, Utica, Mt. Clemens, Macomb Township, Washington Township and Ray Township. Macomb County is one of the fastest growing counties in Michigan and has a stable and diverse economic base. Macomb County, which is comprised of 27 cities, villages or townships, ranks third in population out of Michigan's 83 counties and 47th out of 3,100 counties nationally. With a current population of over 700,000, Macomb County covers 482 square miles and is home to over 15,000 businesses employing 615,083 people with combined payrolls in 1993 of $18.8 billion.

     Macomb County is also a large banking market. According to available industry data, as of June 30, 1997 total deposits in this market, including banks, thrifts and credit unions, were approximately $10.3 billion. The principal market areas in Macomb County to be served by LCB have a population of 345,310 and median incomes ranging from $25,716 to $47,930 based on 1990 census data. Approximately 20 banks, thrifts and credit unions currently service the target market of LCB.

     NORTH OAKLAND COMMUNITY BANK. The principal market areas anticipated to be served by NOCB will be Oakland County, primarily Rochester, Rochester Hills, Troy, Auburn Hills, Pontiac, Oakland Township, Avon Township, Orion Township and Lake Orion Village. Oakland County is also one of the fastest growing counties in Michigan. Oakland County, which is comprised of 61 cities, villages or townships, ranks second in population out of Michigan's 83 counties and ranks as the third wealthiest county in the United States among counties with populations exceeding one million people. With a current population of over 1,100,000, Oakland County covers 910 square miles and is home to over approximately 38,440 businesses employing 654,000 people with combined payrolls in 1995 of $21.7 billion.

     Oakland County is also a large banking market. According to available industry data as of June 30, 1997, total deposits in this market including banks, thrifts and credit unions were approximately $18.7 billion. Approximately 30 banks, thrifts and credit unions service the target market of NOCB.

     The principal market areas in Oakland County to be served by NOCB have a population of 281,475, with median incomes ranging from $37,868 to $73,944, based on 1995 data provided by Oakland County.

COMMUNITY INVOLVEMENT

     In order to assure that the Banks are true community banks, the Company has sought local community leaders to serve as members of the board of directors of each bank.

     LAKESIDE COMMUNITY BANK. The following individuals have agreed to serve on the Board of Directors of Lakeside Community Bank:

     Paul "Bud" E. Baltzer, Jr. is President of Pebco Sales, Inc. a business located in Clinton Township, Michigan primarily engaged in the representation of manufacturers in the installation and design of specialized industrial products. Mr. Baltzer is active in the community and is treasurer of Epiphany Lutheran Church and a member of the Construction Association of Michigan.

     Frank D. Blowers was most recently employed by First of America Bank, N.A. as a Senior Vice President where he was responsible for product sales for a region with branches that held approximately $750 million in assets. Mr. Blowers has over 30 years of banking experience and previously served as Senior Vice President for Security Bank, St. Clair Shores, Michigan.

     Gary Davison is owner of Davison & Associates, P.C., a Troy, Michigan based accounting firm with numerous clients located in the target market areas of LCB. Mr. Davison was previously a partner with Grant Thornton in Southfield, Michigan.

     Phillip T. Hernandez is President of Efficient Sanitation, a division of Waste Management, Inc. located in Clinton Township, Michigan. Mr. Hernandez is a member of the Board of Directors of Mt. Clemens General Hospital and a past director of Macomb Community Bank.

     Joseph S. Lentine is Vice President of Golden Dental Plans, Inc. a dental delivery system company located in Warren, Michigan and President of LeCom, Inc., a communications contracting firm located in Warren, Michigan.

     David A. McKinnon is an attorney with the law firm of David A. McKinnon P.C. located in Sterling Heights, Michigan. Mr. McKinnon previously served as Vice Chairman of the Board of Directors of Macomb Community Bank.

     Robert R. Peleman, M.D., is head of the anesthesiology department at St. Joseph's Hospital, Clinton Township, Michigan. Mr. Peleman is a past director of Macomb Community Bank, a member of the Board of Directors of St. Joseph's Mercy Foundation and the past secretary of the Mt. Clemens Medical Association.

     Jeff Tamaroff is President of Jeffrey Buick-Nissan, Tamaroff Dodge and Tamaroff Buick, automobile dealerships located in Roseville, Michigan.

     Gerald A. Tarquinio is the former President, Chief Executive Officer and a Director of National Bank of Rochester (now a part of First of America Bank, N.A.).

     NORTH OAKLAND COMMUNITY BANK. In addition to Messrs. McKinnon and Tarquinio, the following individuals have agreed to serve on the board of directors of North Oakland Community Bank:

     A. Frank Gerstenecker was City Manager of Troy, Michigan for 26 years. Mr. Gerstenecker is currently a consultant to the Michigan Municipal League.

     Frederick Maibauer, M.D., is Chief of Staff, Crittenton Hospital, Rochester, Michigan and associated with Rochester Hills Orthopaedics, P.C.

     John W. Melstrom, is an accountant and partner in the certified public accounting firm of Fenner, Melstrom & Dooling located in Auburn Hills, Michigan. Mr. Melstrom works with businesses in NOCB's market area and is active in the community and serves on a variety of community boards.

     Vernon Pixley is the President of the Pixley Funeral Home, Rochester, Michigan.

     James T. Polson has held various positions with First of America Bank, N.A. most recently as a Senior Vice President and Branch Administration Manager where he was responsible for the operations and services of approximately 500 branches located throughout Michigan, Illinois and Indiana.

     David F. Shellenbarger is President of Macro Computer Products, Inc., a Rochester, Michigan based software/systems integration company which provides imaging services to financial institutions.

     Russell M. Shelton is Chief Executive Officer and President of Shelton Pontiac-Buick, Inc., an automobile dealership located in Rochester Hills, Michigan. Mr. Shelton is the 1998 President of the Detroit Automobile Dealers Association.

COMPETITION

     There are many thrifts, credit unions and bank offices located within the respective primary market areas of the Banks. Most are branches of larger financial institutions which, in management's view, are managed with a philosophy of strong centralization. In addition, there are other community banks in the Company's target market area. The Banks will face competition from the thrifts, credit unions, and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, and other providers of financial services. Most of the Banks' competitors have been in business a number of years, have established customer bases, are larger and have a higher lending limit than will the Banks. The Banks will compete for loans principally through their ability to communicate effectively with customers and understand and quickly meet their needs. Management believes that its personal service philosophy will enhance its ability to compete favorably in attracting individuals and small businesses. The Banks will actively solicit retail customers and will compete for deposits by offering customers competitive interest rates, personal attention, professional service, courier service, and computerized banking.

BANK PROPERTIES

     The Company has entered into a ten year lease for approximately 6,000 square feet in a one story building located at 43850 Schoenherr, Sterling Heights, Michigan. Of the 6,000 square feet leased, 4,000 will be used as the main office of LCB. The Company intends to move to the same location and utilize the remaining 2,000 square feet for its headquarters. The Company has agreed to pay monthly rent of approximately $8,400 for the first five years and $8,900 for the remaining five years. The facility will contain an automated teller machine ("ATM") , a drive through teller window and teller stations inside the building. The Company expects that the space provided by this building will be adequate for the needs of LCB and the Company for the foreseeable future.

     The Company is also leasing an approximately 3,100 square foot former bank building located at 1467 North Rochester Road, Rochester Hills, Michigan until December 31, 2004 to be used as the main office of NOCB. The Company has prepaid the entire amount of the lease payments by making a payment of $250,000 and has agreed to make monthly ground lease payments of $600 until December 31, 2004. The facility contains an ATM, a drive through teller window and teller stations inside the building. The Company expects that the space provided by this building will be adequate for the needs of NOCB for the foreseeable future.

EMPLOYEES

     Initially, the Company is expected to have approximately five full-time employees, including the Chief Executive Officer/President, the Chief Financial Officer, Vice President - Operations, and two support persons. In addition, the Banks has assembled and will continue to assemble a staff of experienced professionals. LCB is expected to have approximately six full-time employees when it commences operations and seven full-time employees within the first few months of operation. NOCB is expected to have approximately seven full-time employees when it commences operations and eight full-time employees within the first few months of operation.

PLAN OF OPERATION

     The Company's plan of operation for the twelve months following the completion of the offering does not contemplate the need to raise additional funds during that period. Management has concluded, based on current pre-opening growth projections, that the Banks are likely to have adequate funds to meet their cash requirements for the next twelve months. The Company expects to incur losses in excess of $1.6 million in the first two years of operation based on the Company's expectations concerning salaries, lease costs, equipment costs, deposit growth and loan originations. The Company plans to spend approximately $948,000 for leasehold improvements and approximately $476,000 for the purchase of fixtures and equipment prior to commencing operations. During the first twelve months of operation, the Company does not anticipate requiring substantial additional equipment. No significant changes in the number of employees is anticipated in the first twelve months of operations, however, the Banks may require additional staff or equipment depending on growth and the need to continue to provide a high quality service alternative to larger banks.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The directors and senior officers of the Company as of the date hereof, and their contemplated positions with the Banks upon completion of the offering, are as follows:

                                           POSITION WITH THE COMPANY                   POSITION
            NAME              AGE    AND YEAR TERM EXPIRES (IF A DIRECTOR)          WITH THE BANKS
            ----              ---    -------------------------------------          --------------
David A. McKinnon...........  49     Chairman, President, CEO, Director       Chairman (LCB/NOCB)
                                       (2001)
William L. Carley...........  52     Vice-President, Treasurer and Chief      --
                                       Financial Officer
Gail L.M. DiFranco..........  45     Vice President - Operations              --
Paul E. Baltzer, Jr.........  49     Director (1999)                          Director (LCB)
Phillip T. Hernandez........  49     Director (2000)                          Director (LCB)
Joseph S. Lentine...........  38     Director (2001)                          Director (LCB)
John W. Melstrom............  57     Director (2000)                          Director (NOCB)
Robert R. Peleman...........  40     Director (1999)                          Director (LCB)
Russell M. Shelton..........  49     Director (1999)                          Director (NOCB)
David F. Shellenbarger......  51     Director (2001)                          Director (NOCB)
Gerald A. Tarquinio.........  61     Director (2000)                          Director (LCB/NOCB)
Frank D. Blowers............  50     --                                       President, Director (LCB)
James T. Polson.............  48     --                                       President, Director (NOCB)

     Under federal law and regulations and subject to certain exceptions, the addition or replacement of any director, or the employment, dismissal or reassignment of a senior executive officer of the Banks or the

Company, is subject to prior notice and disapproval by the FDIC at any time during the first two years of operations, if there has been a change in control during the last two years, if the Banks are not in compliance with applicable minimum capital requirements, are otherwise in a troubled condition, or when the FDIC has determined that such prior notice is appropriate.

     The Company's Articles of Incorporation provide that the number of directors are as determined from time to time by a vote of two-thirds of the Board of Directors. The Board of Directors has presently fixed the number of directors at 10. The Articles of Incorporation further provide that the directors shall be divided into three classes, Class I, Class II, and Class III, with each class serving a staggered three-year term and with the number of directors in each class being as nearly equal as possible. The initial terms of the Class I, Class II, and Class III directors has been established at one year, two years, and three years, respectively. The subsequent terms of each class of director will be three years.

     It is anticipated that the entire Board of Directors of each Bank will be elected annually by its sole shareholder, the Company.

     Officers of the Company and the Bank will be elected annually by their respective Boards of Directors and perform such duties as are prescribed in the Bylaws or by the Board of Directors.

     There are no family relationships among any of the Company's directors, officers or key personnel.

EXPERIENCE OF DIRECTORS AND OFFICERS

Michigan Community Bancorp Limited

     David A. McKinnon (Chairman of the Board/Chief Executive Officer/President). Since July 1987, Mr. McKinnon has been an attorney with the law firm of David A. McKinnon P.C. located in Sterling Heights, Michigan. From October 1995 until December 1997, Mr. McKinnon served as Vice Chairman of the Board of Directors of Macomb Community Bank. From 1990 until 1995, Mr. McKinnon served on the Board of Directors and as legal counsel for First National Bank in Mt. Clemens, located in Mt. Clemens, Michigan. From 1985 until 1991, Mr. McKinnon was legal counsel for the First State Bank of East Detroit, located in East Detroit, Michigan. Mr. McKinnon holds a J.D. from Thomas M. Cooley Law School and a B.A. in economics from Wayne State University.

     William L. Carley (Vice President, Treasurer and Chief Financial Officer). Since 1995, Mr. Carley has been controller of Detroit Rolling Door & Gate, Inc. From 1993 until 1994, Mr. Carley was Assistant Vice President and Financial Planning Officer for Citizens Commercial & Savings Bank located in Flint, Michigan. From 1983 until 1993, Mr. Carley was Vice President and Chief Financial Officer for National Bank of Royal Oak located in Royal Oak, Michigan. Mr. Carley has attended the Graduate School of Banking at the University of Wisconsin and holds a B.A. in Business Administration from Northwood University.

     Gail L.M. DiFranco (Vice President - Operations). From April 1996 until February 1998, Ms. DiFranco was Assistant Vice President - Operations for Macomb Community Bank located in Clinton Township, Michigan. From October 1994 until April 1996, Ms. DiFranco was an Accounting Assistant at Dawson & Dawson, P.C., located in St. Clair Shores, Michigan a workers' compensation insurance fund administrator. From 1993 to 1994, Ms. DiFranco was office manager for Sundries Plus, Inc., located in Troy, Michigan. Ms. DiFranco holds an Associates Degree in Business Accounting from Macomb Community College.

     Paul "Bud" E. Baltzer (Director). Since June, 1973, Mr. Baltzer has been President of Pebco Sales, Inc., Clinton Township, Michigan, a sales, design, warehousing and manufacturing company supplying rubber products and flexible components for piping and ducting service primarily to clients in the pollution control and automotive paint finishing business.

     Phillip T. Hernandez (Director). Since 1991, Mr. Hernandez has served as President of the Efficient Sanitation Division of Waste Management of Michigan, Inc., Clinton Township, Michigan, an environmental waste service company.

     Joseph S. Lentine (Director). Since 1984, Mr. Lentine has served as Vice President of Marketing and Office Administration for Golden Dental Plans, Inc., Warren, Michigan, a state-licensed dental care delivery system company. In addition, since 1979, Mr. Lentine has served a President of LeCom, Inc., Warren, Michigan, a communications contracting firm.

     John W. Melstrom (Director). Since 1968, Mr. Melstrom has been a partner with the certified public accounting firm of Fenner, Melstrom, Dooling LLP, Auburn Hills, Michigan.

     Robert R. Peleman (Director). Since 1987, Mr. Peleman has been employed as an anesthesiologist with Macomb Anesthesia P.C., Mt. Clemens, Michigan, and as head of the anesthesiology department at St. Joseph's Hospital in Mt. Clemens, Michigan.

     Russell M. Shelton (Director). Since 1967, Mr. Shelton has been Chief Executive Officer and President of Shelton Pontiac-Buick, Inc., an automobile dealership located in Rochester Hills, Michigan.

     David F. Shellenbarger (Director). Since 1981, Mr. Shellenbarger has been President of Macro Computer Products, Inc., a computer products company located in Rochester Hills, Michigan, which provides imaging services to financial institutions.

     Gerald A. Tarquinio (Director). Since 1995, Mr. Tarquinio has been a self employed consultant and private investor. From 1988 until 1995, Mr. Tarquinio was a Vice President/Commercial Loan Group Manager for First of America Bank, N.A. located in Rochester, Michigan. From 1981 until 1988 Mr. Tarquinio was President, Chief Executive Officer and Director of the National Bank of Rochester.

Lakeside Community Bank

     Frank D. Blowers (President and Director of LCB). From July 1992 until August 1997, Mr. Blowers was employed by First of America Bank, N.A., most recently as a Senior Vice President with responsibilities for Northern Michigan operations. Mr. Blowers also has had a variety of southeastern Michigan regional responsibilities. From 1983 until 1992, Mr. Blowers served as a Senior Vice President for Security Bank, St. Clair Shores, Michigan.

North Oakland Community Bank

     James T. Polson (President and Director of NOCB). From 1972 until 1998 Mr. Polson held various positions with First of America Bank, N.A. most recently as Vice President and Branch Administration Manager where he was responsible for the operations and services of approximately 500 branches located throughout Michigan, Illinois and Indiana.

BOARD COMMITTEES

     The Company's Board of Directors has established a Compensation Committee. The Compensation Committee is responsible for establishing base salaries and administering the incentive compensation and bonus plans for officers and key employees of the Company and the Banks. The Compensation Committee also administers the 1998 Non-Employee Director Stock Option Plan and the 1998 Employee Stock Option Plan. The members of the Compensation Committee are Messrs. Baltzer, Peleman and Shelton.

     The Company's Board of Directors has established an Audit Committee. The Audit Committee is responsible for reviewing with management the financial controls, accounting, audit and reporting activities of the Company. The Audit Committee reviews the qualifications of the Company's independent auditors, makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the scope, fees and results of any audit and reviews non-audit services provided by the independent auditors. The members of the Audit Committee are Messrs. Melstrom, Shellenbarger and Tarquinio.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

     In the first year of operation, no compensation is expected to be paid to any directors of the Company for their services. The directors of each Bank will be compensated at the rate of $100 per meeting attended.

Depending on the structure and operation of the Company, the operations of the Banks and other factors, the Company's Board of Directors may thereafter determine that reasonable fees or compensation for directors are appropriate. In that event, it is likely that directors of the Company would receive compensation, such as meeting fees, which would be consistent with the compensation paid to directors of financial institution holding companies of similar size. Non-Employee directors are eligible to participate in the Company's 1998 Non-Employee Director Stock Option Plan.

     The Executive Officers have chosen to join the Company or the Banks at compensation levels below those earned in their previous positions or in comparison to market rates for similar positions. Their interest in accepting a lower base level of compensation is to aid the Company and the Banks in achieving earlier profitability by reducing operating expenses. The annual compensation for Mr. McKinnon for the first year of operations will be $150,000, Mr. Carley's compensation will be $55,000 and Ms. DiFranco's compensation for the first year will be $45,000. The Presidents of LCB and NOCB, Mr. Blowers and Mr. Polson, will each be compensated at the rate of $95,000, respectively for the first year of operations. Compensation in subsequent years for executive officers will be determined by the Compensation Committee. The Banks' officers and employees will be eligible to participate in the Company's 1998 Employee Stock Option Plan and in any benefit plan adopted for Bank employees. The Banks expect to adopt a 401(k) plan for their employees promptly after commencing operations. Neither the Company nor the Banks have an employment agreement with any officer.

1998 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     The Board of Directors has adopted, and the sole shareholder of the Company has approved, a 1998 Non-Employee Director Stock Option Plan (the "Non-Employee Plan"). The adoption of the Non-Employee Plan is intended to promote the best interests of the Company and its shareholders by attracting and motivating highly qualified individuals to serve as directors and to allow them to acquire an ownership interest in the Company, thus aligning their interests with those of the shareholders of the Company. The following is a summary of the principal provisions of the Non-Employee Plan.

     ADMINISTRATION. The Non-Employee Plan will be administered by the Compensation Committee of the Company as appointed by the Board of Directors. The Compensation Committee will interpret the Non-Employee Plan, prescribe, amend and rescind rules and regulations relating to the Non-Employee Plan and make all other determinations necessary or advisable for the administration of the Non-Employee Plan.

     SHARES. The total number of shares of Common Stock available for grants under the Non-Employee Plan cannot exceed 73,000 shares of Common Stock (subject to adjustment for certain events).

     OPTION AGREEMENT. Each option granted under the Non-Employee Plan will be evidenced by an Agreement for Participants in accordance with the terms of the Non-Employee Plan. Each Agreement for Participants will specify the exercise price, the term of the option, the date or dates on which the option becomes exercisable, the number of shares to which the option relates and such other terms as the Compensation Committee determines.

     EXERCISE PRICE. The exercise price for the options will be equal to the fair market value per share of the Common Stock on the grant date. Fair Market Value means, for purposes of the Non-Employee Plan, the average between the published closing bid and asked prices of the Common Stock on the NASD OTC Bulletin Board or if the Common Stock has become listed on The Nasdaq National Market or another national securities exchange, the average of the high and low price as quoted by the exchange. If the Common Stock is not quoted on either the NASD OTC Bulletin Board or the Nasdaq Stock Market or any nationally recognized stock exchange, a value determined by any fair and reasonable means prescribed by the Compensation Committee. For purposes of the grant of options under the Non-Employee Plan, and not for any other purpose, the Compensation Committee has determined that $15 per share should be used as the market price for the Common Stock prior to the completion of the offering.

     DURATION OF OPTIONS. The duration of each option will be determined by the Compensation Committee, except that the maximum duration may not exceed ten years from the date of grant. The unexercised portion of each option automatically expires three months after the person who was granted the options ceases to be an employee and one year following the death or permanent disability of the employee.

     ADJUSTMENTS. The total amount of Common Stock for which options may be granted under the Non-Employee Plan will be appropriately adjusted for any increase or decrease in the number of outstanding shares of Common Stock resulting from payment of a stock dividend, stock split, recapitalization or otherwise.

     CHANGE IN CONTROL. In the event of a change in control (as defined in the Non-Employee Plan) of the Company, each option then outstanding shall immediately become exercisable in full.

     TERMINATION AND AMENDMENT. An option may not be granted pursuant to the Non-Employee Plan after December 31, 2001. The Board of Directors may amend or modify the Non-Employee Plan at any time, but no amendment or modification, without the approval of the holders of a majority of the voting power of the Company shall materially increase the benefits accruing to the participants under the Non-Employee Plan, materially increase the amount of Common Stock for which grants may be made under the Non-Employee Plan, or materially change the provisions relating to the eligibility of individuals to whom grants may be made under Non-Employee Plan. No amendment or termination of the Non-Employee Plan may adversely affect any option granted under the Non-Employee Plan without the consent of the optionee.

1998 EMPLOYEE STOCK OPTION PLAN

     The Board of Directors has adopted, and the sole shareholder of the Company has approved, the Employee Stock Option Plan (the "Employee Plan"). The Employee Plan's adoption is intended to closely associate the interests of the management of the Company and the Banks with shareholders by reinforcing the relationship between optionees' rewards and shareholder gains; to provide management with an equity ownership in the Company commensurate with the Company's performance, as reflected in increased shareholder value; to maintain competitive compensation levels; and to provide an incentive to management for continuous employment with the Corporation. Pursuant to the Employee Plan, options may be granted that qualify under the Internal Revenue Code as incentive stock options or as stock options that do not qualify as incentive stock options. The following is a summary of the principal provisions of the Employee Plan.

     ADMINISTRATION. The Employee Plan will be administered by the Compensation Committee of the Company as appointed by the Board of Directors. The Compensation Committee will interpret the Employee Plan, prescribe, amend and rescind rules and regulations relating to the Employee Plan and make all other determinations necessary or advisable for the administration of the Employee Plan.

     SHARES. The total number of shares of Common Stock available for grants under the Employee Plan cannot exceed 29,000 shares of Common Stock (subject to adjustment for certain events).

     OPTION AGREEMENT. Each option granted under the Employee Plan will be evidenced by either an Incentive Stock Option Agreement or a Nonqualified Stock Option Agreement in accordance with the terms of the Employee Plan. Each stock option agreement will specify the exercise price, the term of the option, the date or dates on which the option becomes exercisable, the number of shares to which the option relates and such other terms as the Compensation Committee determines.

     OPTION PRICE. The option price will be equal to the fair market value per share of the Common Stock on the grant date. Fair Market Value means, for purposes of the Employee Plan, the average between the published closing bid and asked prices of the Common Stock on the NASD OTC Bulletin Board or if the Common Stock has become listed on The Nasdaq National Market or another national securities exchange, the average of the high and low price as quoted by the exchange. If the Common Stock is not quoted on either the NASD OTC Bulletin Board or the Nasdaq Stock Market or any nationally recognized stock exchange, a value determined by any fair and reasonable means prescribed by the Compensation Committee. For purposes of the grant of options under the Non-Employee Plan, and not for any other purpose, the Compensation Committee has determined that $15 per share should be used as the market price for the Common Stock prior to the completion of the offering.

     DURATION OF OPTIONS. The duration of each option will be determined by the Compensation Committee, except that the maximum duration may not exceed ten years from the date of grant. The unexercised portion of each option automatically expires three months after the person who was granted the options ceases to be an employee and one year following the death or permanent disability of the employee.

     ADJUSTMENTS. The total amount of Common Stock for which options may be granted under the Employee Plan will be appropriately adjusted for any increase or decrease in the number of outstanding shares of Common Stock resulting from payment of a stock dividend, stock split, recapitalization or otherwise.

     CHANGE IN CONTROL. In the event of a change in control (as defined in the Employee Plan) of the Company, each option then outstanding shall immediately become exercisable in full.

     TERMINATION AND AMENDMENT. An option may not be granted pursuant to the Employee Plan after December 31, 2007. The Board of Directors may amend or modify the Employee Plan at any time, but no amendment or modification, without the approval of the holders of a majority of the voting power of the Company shall materially increase the benefits accruing to the participants under the Employee Plan, materially increase the amount of Common Stock for which grants may be made under the Employee Plan, or materially change the provisions relating to the eligibility of individuals to whom grants may be made under Employee Plan. No amendment or termination of the Employee Plan may adversely affect any option granted under the Employee Plan without the consent of the optionee.

     FEDERAL INCOME TAX CONSEQUENCES. The grant of a non-qualified option or incentive stock option has no federal tax consequences for the optionee or the Company. Upon the exercise of a non-qualified option, the optionee will recognize taxable compensation income to the extent that the fair market value of the shares of Common Stock exceeds the option price. The Company is entitled to a tax deduction for such amounts at the date of exercise. If any stock received upon the exercise of a non-qualified option is later sold, any excess of the sale price over the fair market value of the stock at the date of exercise is taxable to the optionee.

     No taxable income results to the optionee upon the exercise of an incentive stock option if the incentive stock option is exercised during the period of the optionee's employment or within three months thereafter, except in the case of disability or death. However, the amount by which the fair market value of the stock acquired pursuant to an incentive stock option exceeds the option price is a tax preference item which may result in the imposition on the optionee of an alternative minimum tax. If no disposition of the shares is made within two years from the date the incentive stock option was granted and one year from the date of exercise, any profit realized upon disposition of the shares may be treated as a long-term capital gain by the optionee. A disposition prior to such time will be taxable as described in the preceding paragraph. The Company will not be entitled to a tax deduction upon such exercise of an incentive stock option, nor upon a subsequent disposition of the shares unless such disposition occurs prior to the expiration of these holding periods.

     As of August 15, 1998, the Company had eight outstanding option agreements to purchase an aggregate of 26,664 shares of its Common Stock pursuant to the Non-Employee Plan at an exercise price of $15.00 per share. As of August 15, 1998, the Company had three outstanding option agreements to purchase an aggregate of 14,667 shares of its Common Stock pursuant to the Employee Plan at an exercise price of $15.00 per share.

                           RELATED PARTY TRANSACTIONS

LOANS FROM ORGANIZERS

     Over the past several months, several organizers of the Company have made interest free loans of $387,500 to the Company to cover organizational and other pre-opening expenses of the Banks and the Company. All of these loans will be repaid by the Company from the net proceeds of the offering. Each of the organizers of the Company is also a member of the Company's or one of the Banks' Board of Directors.

SERVICES FROM ORGANIZERS

     Since the Company's inception, David A. McKinnon, one of the organizers of the Company, has provided legal services to the Company. The Company has paid approximately $81,000 for such legal services, which the Company believes is the fair market value of such legal services.

OPTION GRANTS

     On May 19, 1998, in accordance with the Non-Employee Plan, for the purpose of attracting and motivating the recipients to serve as directors, the Company granted options to purchase 3,333 shares of Common Stock at an exercise price of $15.00 per share to each of Paul E. Baltzer, Jr., Phillip T. Hernandez, Joseph
S. Lentine, John W. Melstrom, Robert R. Peleman, David F. Shellenbarger, Russell
M. Shelton and Gerald A. Tarquinio. On the effective date of this offering, 70% of the options vest, on the first anniversary of the effective date of this offering an additional 15% of the options vest, on the second anniversary of the effective date of this offering an additional 5% of the options vest and on the third anniversary of the effective date of this offering all of the options are vested.

     On May 19, 1998, in accordance with the Employee Plan, for the purpose of providing management with an equity interest in the Company, the Company granted options to purchase 6,667 shares of Common Stock at an exercise price of $15.00 per share to David A. McKinnon. On the effective date of this offering, 70% of the options vest, on the first anniversary of the effective date of this offering an additional 15% of the options vest, on the second anniversary of the effective date of this offering, an additional 5% of the options vest and on the third anniversary of the effective date of this offering all of the options are vested.

     On May 19, 1998, in accordance with the Employee Plan, for the purpose of providing management with an equity interest in the Company, the Company granted options to purchase 4,000 shares of Common Stock at an exercise price of $15.00 per share to each of Frank D. Blowers and James T. Polson. On the effective date of this offering, 70% of the options vest, on the first anniversary of the effective date of this offering an additional 15% of the options vest, on the second anniversary of the effective date of this offering an additional 5% of the options vest and on the third anniversary of the effective date of this offering all of the options are vested.

     None of the above referenced options will be exercisable after five years from the date of grant.

BANKING TRANSACTIONS

     It is anticipated that certain of the directors and officers and the businesses with which they are associated will have banking and other transactions with the Company and the Banks in the ordinary course of business. Any loans and commitments to lend to such affiliated persons or entities included in such transactions will be made in accordance with the applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties of similar creditworthiness, and will not involve more than normal risk or present other unfavorable features to the Company and the Banks. Transactions between the Company or the Banks, and any officer, director, principal shareholder, or other affiliate of the Company or the Banks will be on terms no less favorable to the Company or the Banks than could be obtained on an arms-length basis from unaffiliated independent third parties, and will be approved by a majority of the Company's or the Banks' independent directors who do not have an interest in the transaction and who have had access, at the Company's or the Bank's expense, to the Company's legal counsel or independent legal counsel.

INDEMNIFICATION

     The Articles of Incorporation of the Company provide for the indemnification of directors and officers of the Company, including reasonable legal fees, incurred by such directors and officers while acting for or on behalf of the Company as a director or officer, subject to certain limitations. See, "Description of Capital Stock -- Indemnification of Directors and Officers." The scope of such indemnification otherwise permitted by Michigan law may be limited in certain circumstances by federal law and regulations. See "Supervision and Regulation." The Company intends to purchase directors' and officers' liability insurance for directors and officers of the Company and the Banks.

                             PRINCIPAL SHAREHOLDERS

     The Company has issued only one share of Common Stock held by David McKinnon. Upon completion of this offering, this share will be repurchased by the Company for the same price Mr. McKinnon paid for it. The following table sets forth certain information with respect to the anticipated beneficial ownership of the Company's Common Stock after the sale of shares offered hereby, by (i) each person expected by the Company to beneficially own more than 5% of the outstanding Common Stock (ii) each of the current directors and executive officers of the Company, and (iii) all such directors and executive officers of the Company as a group. Pursuant to the Underwriting Agreement between the Company and the Underwriters dated the date of this Prospectus (the "Underwriting Agreement"), the Company will direct the Underwriters to offer to sell the number of shares listed below to the directors and executive officers listed below (each being an organizer of the Bank). All share numbers are provided based upon such directions from the Company and non-binding expressions of interest supplied by the persons listed below:


                                                              NUMBER OF SHARES TO BE       PERCENTAGE OF
                                                                BENEFICIALLY OWNED       OUTSTANDING SHARES
                   NAME AND ADDRESS(4)                         AFTER OFFERING(1)(2)      AFTER OFFERING(3)
                   -------------------                        ----------------------     ------------------
David A. McKinnon........................................              6,750                 1%
William L. Carley........................................                 --                  *
Gail L.M. DiFranco.......................................                 --                  *
Paul E. Baltzer, Jr......................................              5,083                  *
Phillip T. Hernandez.....................................              4,416                  *
Joseph S. Lentine........................................              5,666                  *
John W. Melstrom.........................................              4,416                  *
Robert P. Peleman........................................             12,083                1.8%
Russell M. Shelton.......................................              4,416                  *
David F. Shellenbarger...................................              4,416                  *
Gerald A. Tarquinio......................................              3,000                  *
Frank D. Blowers.........................................              4,883                  *
James T. Polson..........................................              3,467                  *
Directors and executive officers of the Company as a
  group (13 persons).....................................             58,596                8.8%


---------------
Notes:

 *  less than 1.0%.

(1) Some or all of the Common Stock listed may be held jointly with, or for the benefit of, spouses and children of, or various trusts established by, the person indicated.


(2) Includes shares that such person has the right to acquire within 60 days of the effective date of this offering pursuant to grants made under the Company's 1998 Non-Employee Director Stock Option Plan and 1998 Employee Stock Option Plan.



(3) Percentages shown are based on the 665,000 shares offered hereby plus the number of shares that each named person or group has the right to acquire within 60 days of the effective date of this offering; and in each case assumes no exercise of the Underwriters' over-allotment option.


(4) c/o Michigan Community Bancorp Limited, 12900 Hall Road, Suite 395, Sterling Heights, Michigan 48313.

     Depending upon their individual circumstances at the time of the offering, each person may purchase a greater or fewer number of shares than indicated, and in fact, may elect not to purchase any shares.

                           SUPERVISION AND REGULATION

GENERAL

     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Banks can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to, the Federal Reserve Board, the FDIC, the FIB, the Michigan Department of Consumer and Industry Services, the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with certainty.

     Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposit, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Banks establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Banks, and the public, rather than shareholders of the Banks or the Company.

     The Federal Reserve Board, FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

     The following references to statutes and regulations are intended to summarize all material government regulation of the business of the Company and the Banks, and are qualified by reference to the text of such statutes and regulations. Any change in government regulations may have a material effect on the business of the Company and the Banks.

THE COMPANY

     GENERAL. When the Company becomes the sole shareholder of the Banks, the Company will be a bank holding company and, as such, will be required to register with, and will be subject to regulation by, the Federal Reserve Board under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, the Company will be subject to periodic examination by the Federal Reserve Board and will be required to file periodic reports of its operations and such additional information as the Federal Reserve Board may require.

     In accordance with Federal Reserve Board policy, the Company will be expected to act as a source of financial strength to the Banks and to commit resources to support the Banks in circumstances where the Company might not do so absent such policy. In addition, in certain circumstances a Michigan state bank having impaired capital may be required by the FIB either to restore its capital by a special assessment upon its shareholders, or to liquidate the bank.

     Any capital loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bankruptcy by a bank holding company, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA").

     INVESTMENTS AND ACTIVITIES. With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company engaged in any activity other than banking or managing or controlling banks, or one or more activities which the Federal Reserve Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under current Federal Reserve Board regulations, such permissible non-bank activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. As a result of recent amendments to the BHCA, certain types of acquisitions may be effected by bank holding companies that satisfy certain statutory criteria concerning management, capitalization, and regulatory compliance, provided that written notice is given to the Federal Reserve Board within 10 business days after the transaction. For other acquisitions, prior written notice to the Federal Reserve Board will be required.

     In evaluating a written notice of such an acquisition, the Federal Reserve Board will consider various factors, including, among others, the financial and managerial resources of the notifying bank holding company, and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice for acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved, by the Federal Reserve Board.

     In general, any direct or indirect acquisition by the Company of any voting shares of any bank which would result in the Company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the Company with another such bank holding company, will require the prior written approval of the Federal Reserve Board under the BHCA. In acting on such applications, the Federal Reserve Board must consider various statutory factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, the convenience and needs of the communities to be served, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

     The merger or consolidation of an existing bank subsidiary of the Company with another bank, or the acquisition by such a subsidiary of assets of another bank, or the assumption of liability by such a subsidiary to pay any deposits in another bank, will require the prior written approval of the responsible federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the BHCA and/or the Commissioner under the Michigan Banking Code, may be required.

     CAPITAL REQUIREMENTS. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

     The Federal Reserve Board's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a leverage capital requirement expressed as a percentage of total assets, (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets, and (iii) a Tier 1 leverage requirement expressed as a percentage of total assets. The leverage capital requirement consists of a minimum ratio of total capital to total assets of 6%, with an expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others.

     The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.


     The Federal Reserve Board's regulations provide that the foregoing capital requirements will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets. Nonetheless, on a pro forma basis, assuming the issuance and sale by the Company of the 665,000 shares of Common Stock offered hereby at $15.00 per share, the Company's leverage capital ratio, risk-based capital ratio and Tier 1 leverage ratio, in each case as calculated on a consolidated basis under the Federal Reserve Board's capital guidelines, would exceed the minimum requirements.


     In September 1996, the federal bank regulatory agencies adopted amendments to their respective risk based capital standards to require banks and bank holding companies having significant exposure to market risk arising from, among other things, trading of debt instruments, (i) to measure that risk using an internal value-at-risk model conforming to the parameters established in the agencies' standards, and (ii) to maintain a commensurate amount of additional capital to reflect such risk. The new rules were adopted effective January 1, 1997, with compliance mandatory from and after January 1, 1998.

     DIVIDENDS. The Company is a corporation separate and distinct from the Banks. Most of the Company's revenues will be received by it in the form of dividends or interest paid by the Banks. The Banks are subject to statutory restrictions on their ability to pay dividends. See "The Banks -- Dividends." The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve Board expressed its view that a bank holding company should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve Board possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability, in appropriate cases, to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over the Banks are possessed by the FDIC. It is also unlawful for any insured depository institution to pay a dividend at a time when it is in default of payment of any assessment to the FDIC. The "prompt corrective action" provisions of the FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels.

     In addition to the restrictions on dividends imposed by the Federal Reserve Board, the MBCA imposes certain restrictions on the declaration and payment of dividends by Michigan corporations such as the Company. See "Description of Capital Stock - Common Stock - Dividend Rights."

     POTENTIAL LIABILITY FOR UNDERCAPITALIZED SUBSIDIARIES. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an insured depository institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

     The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal

Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

THE BANKS

     GENERAL. Upon completion of their organization each of the Banks will be a Michigan banking corporation, and their deposit accounts will be insured by the Bank Insurance Fund (the "BIF") of the FDIC. As BIF-insured, Michigan-chartered banks, each of the Banks will be subject to the examination, supervision, reporting and enforcement jurisdiction of the FIB, as the chartering authority for Michigan banks, and the FDIC as administrator of the BIF. These agencies and federal and state law extensively regulate various aspects of the banking business, including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of non-interest bearing reserves on deposit accounts, and the safety and soundness of banking practices.

     DEPOSIT INSURANCE. As FDIC-insured institutions, each of the Banks will be required to pay deposit insurance premium assessments to the FDIC. Pursuant to FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and not exhibiting financial, operational or compliance weaknesses, pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

     CAPITAL REQUIREMENTS. The FDIC has established the following minimum capital standards for state chartered, FDIC-insured, non-member banks, (i) a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others, and (ii) a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. Tier 1 capital consists principally of shareholders equity. In addition, the FDIC has adopted requirements for each state chartered, FDIC-insured, non-member bank having trading activity as shown on its most recent Consolidated Report of Condition and Income ("Call Report") in an amount equal to 10% or more of its total assets, (i) to measure its market risk using an internal value-at-risk model conforming to the FDIC's capital standards, and (ii) to maintain a commensurate amount of additional capital to reflect such risk. This regulation was adopted effective January 1, 1997, with compliance mandatory on and after January 1, 1998.

     The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. As a condition to the regulatory approvals of the Banks' formation, the Banks will be required to have an initial capitalization sufficient to provide a ratio of Tier 1 capital to total estimated assets of at least 8% at the end of the third year of operations.

     PROMPT CORRECTIVE ACTION. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, federal depository institution regulators are required to take certain mandatory supervisory actions, and may take certain discretionary supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. In addition, subject to a narrow exception, FDICIA generally requires the federal depository institution regulators to appoint a receiver or conservator for an institution that is critically undercapitalized.

     As mandated by FDICIA, the federal banking regulators have specified by regulation the relevant capital measures at which an insured depository institution is deemed well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Pursuant to the FDIC's regulations implementing the prompt corrective action provisions of FDICIA, a bank will be deemed to be (i) well capitalized if the bank has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater; (ii) adequately capitalized if the bank has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio above 4%, or a leverage ratio of greater than 4% (3% for the most highly rated banks); (iii) undercapitalized if the bank has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, and a leverage ratio of less than 4%; (iv) significantly undercapitalized if the bank has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3% or a leverage ratio of less than 3%; and (v) critically undercapitalized if the bank has a ratio of tangible equity to total assets of 2% or less.

     Subject to certain exceptions, these capital ratios are generally determined on the basis of Call Reports submitted by each depository institution and the reports of examination by each institution's appropriate federal depository institution regulatory agency.

     Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan (which must include a holding company guarantee of performance); placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the holding company to divest certain subsidiaries including the institution; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver or conservator for the institution.

     In general, a depository institution may be reclassified to a lower category than is indicated by its capital position if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

     DIVIDENDS. As banking corporations organized under Michigan law, the Banks will be restricted as to the maximum amount of dividends they may pay on their Common Stock. The Banks may not pay dividends except out of net profits after deducting losses and bad debts. The banks may not declare or pay a dividend unless they have a surplus amounting to at least 20% of its capital after the payment of the dividend. If the Banks have a surplus less than the amount of their capital they may not declare or pay any dividend until an amount equal to at least 10% of net profits for the preceding half year (in the case of quarterly or semi-annual dividends) or full year (in the case of annual dividends) has been transferred to surplus. The Banks may, with the approval of the Commissioner, by vote of shareholders owning two-thirds of the stock eligible to vote, increase its capital stock by a declaration of a stock dividend, provided that after the increase its surplus equals at least 20% of its capital stock, as increased. The Banks may not declare or pay any dividend until the cumulative dividends on preferred stock (should any such stock be issued and outstanding) have been paid in full. The Banks have no present intentions to issue preferred stock.

     The Federal Deposit Insurance Act, as amended ("FDIA") generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may prevent an insured bank from paying dividends if the bank is in default of payment of an assessment due to the FDIC. In addition, payment of dividends by the Banks may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of a Bank to be an unsafe and unsound banking practice. The Federal Reserve Board has issued a policy statement providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     CROSS-GUARANTEE PROVISIONS. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

     INSIDER TRANSACTIONS. The Banks are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the Company or its subsidiaries, on investments in the stock or other securities of the Company or its subsidiaries and the acceptance of the stock or other securities of the Company or its subsidiaries as collateral for loans to any person. Certain limitations and reporting requirements are also placed on extensions of credit by the Banks to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company, and to "related interests" of such directors, officers and principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which either of the Banks maintain a correspondent relationship.

     FDIC regulations, which became effective April 1, 1996, impose limitations (and in certain cases, prohibitions) on (i) certain "golden parachute" severance payments by troubled depository institutions and their affiliated holding companies to institution-affiliated parties (primarily directors, officers, employees, or principal shareholders of the institution), and (ii) certain indemnification payments by a depository institution or its affiliated holding company, regardless of financial condition, to institution-affiliated parties. The FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances payments by the Company or the Banks to their respective directors or officers otherwise permitted under the MBCA or the Michigan Banking Code, respectively. See "Description of Capital
Stock -- Indemnification of Directors and Officers."

     SAFETY AND SOUNDNESS STANDARDS. On July 10, 1995, the FDIC, the Office of Thrift Supervision, the Federal Reserve Board and the Office of the Comptroller of the Currency published final guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action. Effective October 1, 1996, the agencies expanded the guidelines to establish asset quality and earnings standards. As was the case prior to August 9, 1995, each depository institution is responsible for establishing its own procedures to meet such goals.

     STATE BANK ACTIVITIES. Under FDICIA, as implemented by final regulations adopted by the FDIC, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with FDICIA. These restrictions are not currently expected to have a material impact on the operations of the Bank.

     CONSUMER BANKING. The business of the Banks will include making a variety of types of loans to individuals. In making these loans, the Banks will be subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, Fair Credit Reporting Act, Truth in Lending Act, Real Estate Settlement Procedures Act, and Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of the Banks, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on depository and non-depository mortgage lenders and servicers under the National Flood Insurance Program. In receiving deposits, the Bank will be subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the FDIA. Violation of these laws could result in the imposition of significant damages and fines upon the Banks, and their directors and officers.


     INTERSTATE BANKING AND BRANCHING. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), substantially changed the geographic constraints applicable to the banking industry. The Riegle-Neal Act allows bank holding companies to acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring holding company and all of its insured depository institution affiliates. The Riegle-Neal Act allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allowed individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997.


     In November, 1995, Michigan exercised its right to opt-in early to the Riegle-Neal Act allowed and amended the Michigan Banking Code to permit, in appropriate circumstances, (a) with the approval of the Commissioner, (i) the acquisition of all or substantially all of the assets of a Michigan-chartered bank by an FDIC-insured bank, savings bank, or savings and loan association located in another state, (ii) the acquisition by a Michigan-chartered bank of all or substantially all of the assets of an FDIC-insured bank, savings bank or savings and loan association located in another state, (iii) the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting such consolidation, with the resulting organization chartered by Michigan, (iv) the establishment by a foreign bank, which has not previously designated any other state as its home state under the International Banking Act of 1978, of branches located in Michigan, and (v) the organization of a branch in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan-chartered bank to establish a branch in such jurisdiction, and (b) upon written notice to the Commissioner, (i) the acquisition by a Michigan-chartered bank of one or more branches (not comprising all or substantially all of the assets) of an FDIC-insured bank, savings bank or savings and loan association located in another state, the District of Columbia, or a U.S. territory or protectorate,
(ii) the establishment by Michigan-chartered banks of branches located in other states, the District of Columbia, or U.S. territories or protectorates, and
(iii) the consolidation of one or more Michigan chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states, with the resulting organization chartered by one of such other states, and (c) the sale by a Michigan chartered bank of one or more of its branches (not comprising or all substantially all of its assets) to an, FDIC-insured bank, savings bank or savings and loan association located in a state in which a Michigan-chartered bank could purchase one or more branches of the purchasing entity. The amending legislation also expanded the regulatory authority of the Commissioner and made certain other changes.

     COMMUNITY REINVESTMENT ACT. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merger with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

     EFFECT ON ECONOMIC ENVIRONMENT. The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 9,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of the date of this Prospectus, there is one share of Common Stock issued and outstanding and held by David A. McKinnon. No shares of Preferred Stock have been issued by the Company.

     Michigan law allows the Company's Board of Directors to issue additional shares of stock up to the total amount of Common Stock and Preferred Stock authorized without obtaining the prior approval of shareholders. Holders of Common Stock do not have preemptive rights. Issuances of Preferred Stock, if any, will not be offered to members of the Board of Directors, except on the same terms as are offered to the public, unless approved by a majority of the Company's independent directors who do not have an interest in the transaction and who have had access, at the Company's expense, to the Company's legal counsel or independent legal counsel.

PREFERRED STOCK

     The Board of Directors of the Company is authorized to issue Preferred Stock, in one or more series, from time to time, with such voting powers, full or limited but not to exceed one vote per share, or without voting powers, and with such designations, preferences rights, qualifications, limitations, and restrictions as may be provided in the resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof (i) the number of shares and designation of such series; (ii) the dividend rate and whether dividends are to be cumulative;
(iii) whether shares are to be redeemable, and, if so, whether redeemable for cash, property or rights; (iv) the rights to which the holders of shares shall be entitled and the preferences, if any, over any other series; (v) whether the shares shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, upon what conditions; (vi) whether the shares shall be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of such conversion or exchange; (vii) the voting powers, full or limited, if any, of the shares; (viii) whether the issuance of any additional shares, or any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (ix) any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions. The Company will not offer Preferred Stock to promoters except (i) on the same terms as it is offered to all other existing shareholders or to new shareholders or
(ii) with the approval of a majority of the Company's independent directors who do not have an interest in the transaction and who, have access, at the Company's expense, to the Company's or independent legal counsel.

COMMON STOCK

     DIVIDEND RIGHTS. Subject to any prior rights of any holders of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation's total assets equal or exceed the sum of its liabilities plus (unless otherwise provided for in the Articles of Incorporation) the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

     Funds for the payment of dividends by the Company are expected to be obtained primarily from dividend payments of the Banks. There can be no assurance that the Company will have funds available for dividends, or that if funds are available, that dividends will be declared by the Company's Board of Directors. As the Banks are not expected to be profitable during their start up period, the Company does not expect to declare a dividend at any time in the foreseeable future.

     VOTING RIGHTS. Subject to the rights, if any, of holders of shares of Preferred Stock then outstanding, all voting rights are vested in the holders of shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors. Shareholders of the Company do not have cumulative voting rights.

     LIQUIDATION RIGHTS. Subject to any rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to share on a pro rata basis in the net assets of the company which remain after satisfaction of all liabilities.

     TRANSFER AGENT. Fifth Third Bank will serve as the transfer agent of the Company's Common Stock.

DESCRIPTION OF MATERIAL CHARTER PROVISIONS

     The following provisions of the Company's Articles of Incorporation or Bylaws may delay, defer, prevent, or make it more difficult for a person to acquire the Company or to change control of the Company's Board of Directors, thereby reducing the Company's vulnerability to an unsolicited takeover attempt.

     CLASSIFICATION OF THE BOARD OF DIRECTORS. The Company's Articles of Incorporation provide for the Board of Directors to be divided into three classes of directors, each class to be as nearly equal in number as possible. Pursuant to the Articles of Incorporation, the Company's directors have been divided into three classes. Three (3) Class I directors have been elected for a term expiring at the 1999 annual meeting of shareholders, three (3) Class II directors have been elected for a term expiring at the 2000 annual meeting of shareholders, and three (3) Class III directors have been elected for a term expiring at the 2001 annual meeting of shareholders (in each case until their respective successors are elected and qualified). After expiration of their initial terms, Directors of each class shall be elected for a new three year term. For identification of the persons serving as Class I, Class II and Class III directors, see "Management."

     REMOVAL OF DIRECTORS. The MBCA provides that, unless the articles of incorporation otherwise provide, shareholders may remove a director or the entire Board of Directors with or without cause. The Company's Articles of Incorporation provide that a director may be removed at any time with or without cause but that removal without cause requires the affirmative vote, at a meeting of the shareholders called for that purpose, by the holders of at least two-thirds of the voting power of all the shares of the Company entitled to vote generally in the election of directors. Removal with cause requires the affirmative vote, and a meeting of shareholders called for that purpose, by the holders of a majority of the voting power of all the shares of the Company entitled to vote.

     FILLING VACANCIES ON THE BOARD OF DIRECTORS. The Company's Articles of Incorporation provide that any vacancies on the Board of Directors for any reason, may be filled by the Board of Directors only upon the affirmative vote of two-thirds of the directors then remaining in office. Any director so chosen to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class in which the vacancy occurred and until his successor is duly elected and qualified (or until his earlier resignation or removal).

     RECOMMENDATION OF OFFERS. The Company's Articles of Incorporation also provide that the Board of Directors shall not approve, adopt or recommend any offer of any person or entity, other than the Company, to make a tender or exchange offer for any capital stock of the Company, to merge or consolidate the Company with any other entity or to purchase or otherwise acquire all or substantially all of the assets or business of the Company unless and until the Board of Directors has first evaluated the offer and determined that it would comply with all applicable laws and is in the best interests of the Company and its shareholders. In evaluating compliance with laws, the Board is entitled to rely upon an opinion of independent counsel and may test compliance in any appropriate court or before any appropriate administrative agency. In analyzing whether an offer is in the best interests of the Company and its shareholders, the Board of Directors is required to consider all factors which it deems relevant, including without limitation (i) the adequacy and fairness of the consideration to be received under the offer by the Company and/or its shareholders, considering historical trading prices of the Company's stock, the price that might be achieved in a negotiated sale of stock, the price that might be achieved in a negotiated sale of the Company as a whole, premiums over trading prices which have in the past been proposed or offered for the securities of other companies in similar offers and the future prospects for the Company and its business; (ii) the potential social and economic impact of the offer and its consummation on the Company, its employees, customers and vendors; and (iii) the potential social and economic impact of the offer and its consummation on the communities in which the Company and any subsidiaries operate or are located.

     CERTAIN SHAREHOLDER ACTION. The Company's Bylaws provide that special meetings of shareholders must be called only by the Board of Directors, the Chairman of the Board of Directors or the President. Shareholders of the Company are not permitted to call a special meeting of shareholders or require that the Board call such a special meeting. The MBCA permits shareholders holding 10% or more of all of the shares entitled to vote at a meeting to request the Circuit Court of the County in which the Company's principal place of business or registered office is located to order a special meeting of shareholders for good cause shown.

     INCREASED SHAREHOLDERS' VOTE FOR ALTERATION, AMENDMENT OR REPEAL OF PROVISIONS. The Company's Articles of Incorporation and Bylaws require the affirmative vote of the holders of at least two-thirds of the voting stock of the Company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the foregoing provisions.

     MICHIGAN FAIR PRICE ACT. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested-shareholder, or certain "affiliates". An interested shareholder is generally any person who owns 10% percent or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (i) the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher, (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends and (iii) there has been five years between the date the interested shareholder became an interested shareholder and the date the business combination is consummated.

     The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

     CONTROL SHARE ACT. The MBCA regulates the acquisition of "control shares" of certain Michigan corporations (the "Control Share Act"). Following completion of the offering, the Control Share Act is expected to apply to the Company and its shareholders.

     The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power, alone or as part of a group, at or above any of the following thresholds: 20%, 33% or 50%. Under the Control Share Act an acquirer may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of the corporation's shareholders except the acquiring person.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation provide indemnification rights to directors, officers and certain other persons for liabilities and expenses incurred in connection with their service on behalf of the Company.

     The Articles require the Company to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, by reason of the fact that the person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not. Indemnification is provided for all types of proceedings, whether civil, criminal, administrative or investigative and whether formal or informal, including actions by or in the right of the corporation (such as derivative actions). Indemnification is provided for expenses (including actual and reasonable attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person in connection with such action, suit or proceeding. To be entitled to indemnification, a person must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders, and with respect to any criminal action or proceeding, must have had no reasonable cause to believe his or her conduct was unlawful. In addition, no indemnification will be provided in respect of any claim, issue or matter in which the person has been found liable to the Company except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     The Articles provide that a person who has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter in the action, suit or proceeding, will be indemnified against actual and reasonable expenses (including attorneys' fees) incurred by in connection with the matter as well.

     The Articles also provide for the payment by the Company of the expenses of a person entitled to indemnification, in advance of the final disposition of the proceeding, if the person furnishes the Company a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct described above and furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct. The undertaking must be an unlimited general obligation of the person receiving advances but need not be secured.

     FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Bank to their respective directors or officers otherwise permitted under the MBCA or the Michigan Banking Code, respectively.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "SEC") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limitation of Director Liability

     The MBCA permits corporations to limit the personal liability of their directors in certain circumstances. The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for (i) the amount of a financial benefit received by a director to which he or she is not entitled,
(ii) intentional infliction of harm on the corporation or the shareholders,
(iii) a violation of Section 551 of the MBCA relating to impermissible distributions to shareholders or loans to directors, officers or employees, or
(iv) an intentional criminal act.

                        SHARES ELIGIBLE FOR FUTURE SALE


     As of August 15, 1998, the Company had one share of Common Stock outstanding which is held by a member of the Board of Directors. Upon completion of the offering, the Company expects to have 665,000 shares of its Common Stock outstanding. The 665,000 shares of the Company's Common Stock sold in the offering (plus any additional shares sold upon the Underwriters' exercise of its over-allotment option) have been registered with the SEC and may generally be resold without registration under the Securities Act unless they were acquired by directors, executive officers, or other affiliates of the Company as defined in Rule 144 of the Securities Act (collectively, "Affiliates"). Affiliates of the Company may generally only sell shares of the Common Stock pursuant to Rule 144.


     In general, under Rule 144 as currently in effect, an Affiliate of the Company may sell shares of Common Stock within any three-month period in an amount limited to the greater of l% of the outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, holding periods for restricted shares, notice requirements, and the availability of current public information about the Company.


     Prior to the offering, there has been no public trading market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Common Stock after completion of the offering. The Officers and Directors of the Company and the Banks have agreed not to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the effective date of this offering without the prior written consent of the Managing Underwriter. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse effect on prevailing market prices.

                                  UNDERWRITING


     The Underwriters have agreed, subject to the terms and conditions of the Underwriting Agreement, that they will purchase from the Company, on a firm commitment basis, 665,000 shares of Common Stock. The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to certain conditions and provides for the Company's payment of certain expenses incurred in connection with the review of the underwriting arrangements for the offering by the National Association of Securities Dealers, Inc. (the "NASD"). The Underwriters are obligated to purchase all 665,000 shares of Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, if any are purchased.


     If the Underwriting Agreement is terminated, except in certain limited cases, the Underwriting Agreement provides that the Company will reimburse the Underwriters for all accountable out-of-pocket expenses incurred in connection with the proposed purchase and sale of the shares of Common Stock. The Company has advanced $25,000 to the Underwriters in connection with such expense reimbursement. The Underwriting Agreement provides that in the event the accountable out-of-pocket expenses to be reimbursed upon such termination are less than $25,000, the Underwriters shall refund the excess to the Company.


     The Company and the Underwriters have agreed that the Underwriters will purchase the 665,000 shares of Common Stock offered hereunder at a price to the public of $15.00 per share less an underwriting discount of $1.05 per share. However, the Underwriters have agreed to limit the underwriting discounts to 2.0% of the public offering price ($0.30 per share) with respect to up to 200,000 shares that the Company directs to be sold to designated officers, directors and organizers of the Company and the Banks and their designated friends and family members. The Underwriters propose to offer the shares of Common Stock to selected dealers who are members of the NASD at a price of $15.00 per share less a concession not in excess of $0.60 per share. The Underwriters may allow, and such dealers may re-allow, concessions not in excess of $0.10 per share to certain other brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Underwriters have informed the Company that they do not intend to make sales to any accounts over which they exercise discretionary authority.


     The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 99,750 additional shares of Common Stock on the same terms and conditions set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts, and Proceeds to Company will be approximately $11,471,250, $802,988 and $10,668,262, respectively.


     The Underwriting Agreement contains indemnity provisions between the Underwriters and the Company and the controlling persons thereof against certain liabilities, including liabilities arising under the Securities Act. The Company is generally obligated to indemnify the Underwriters and its controlling persons in connection with losses or claims arising out of any untrue statement of a material fact contained in this Prospectus or in related documents filed with the Securities and Exchange Commission ("SEC") or with any state securities administrator, or any omission of certain material facts from such documents.


     There has been no public trading market for the shares of Common Stock. The price at which the shares are being offered to the public was determined in consultation with the Managing Underwriters. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the shares of Common Stock. Several factors were considered in determining the initial offering price of the shares of Common Stock, among them the size of the offering, the desire that the security being offered be attractive to individuals and the Managing Underwriters' experience in dealing with initial public offerings of financial institutions.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Butzel Long, Detroit, Michigan. Dykema Gossett PLLC, Detroit, Michigan, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The financial statements of the Company included in this Prospectus have been audited by Plante & Moran LLP, independent public accountants, as indicated in their report with respect thereto.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate", believe", "estimate", "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed under the caption "Risk Factors."

                             ADDITIONAL INFORMATION

     The Company has filed a Form SB-2 Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the Rules and Regulations of the SEC. For further information pertaining to the shares of Common Stock offered hereby and to the Company, reference is made to the Registration Statement, including the Exhibits filed as a part thereof, copies of which can be inspected at and copied at the Public Reference Section of SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Northwestern Atrium - Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and World Trade Center, Suite 1300, New York New York 10048. Copies of such materials can also be obtained on the SEC's Internet Website at http://www.sec.gov and at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company is not currently a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but will be required to file reports pursuant to the Exchange Act following the completion of the offering. The Company, which will use a December 31 fiscal year end, intends to furnish its shareholders with annual reports containing audited financial information and, for the first three quarters of each fiscal year, quarterly reports containing unaudited financial information.

     Requests for such documents should be directed to Kimberly A. Schauer, Michigan Community Bancorp Limited, 12900 Hall Road, Sterling Heights, Michigan 48313.

                       MICHIGAN COMMUNITY BANCORP LIMITED
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report................................  F-2
Financial Statements........................................  F-3
  Balance Sheet.............................................  F-3
  Statement of Shareholder's Deficit........................  F-4
  Statement of Operations...................................  F-5
  Statement of Cash Flows...................................  F-6
  Notes to Financial Statements.............................  F-7

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Michigan Community Bancorp Limited

     We have audited the accompanying balance sheet of Michigan Community Bancorp Limited (a Company in the development stage) as of July 31, 1998, and the related statements of shareholder's equity, operations and cash flows for the period from January 28, 1998 (inception) through July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Community Bancorp Limited (a Company in the development stage) as of July 31, 1998, and the results of its operations and cash flows for the period from January 28, 1998 (inception) through July 31, 1998, in conformity with generally accepted accounting principles.

                                          PLANTE & MORAN, LLP


August 20, 1998, except for Notes 1 and 3,


as to which the date is November 30, 1998

Bloomfield Hills, Michigan

                       MICHIGAN COMMUNITY BANCORP LIMITED
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                 BALANCE SHEET

                                 JULY 31, 1998

                              ASSETS
Cash........................................................    $ 123,262
Deferred offering cost......................................        3,000
Prepaid building lease (Note 4).............................      246,795
Office equipment and leasehold improvement..................       19,166
Other assets................................................       17,000
                                                                ---------
     Total assets...........................................    $ 409,223
                                                                =========

        LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
Accounts payable............................................    $   5,190
Accrued Interest............................................       11,625
----------------                                                ---------
Related party notes payable (Note 2)........................      387,500
Line of credit (Note 3).....................................      265,000

SHAREHOLDER'S EQUITY (DEFICIT)
  Preferred stock, no par value; 1,000,000 shares
     authorized, none issued................................           --
  Common stock, $5 stated value, 9,000,000 shares
     authorized, one share issued and outstanding...........            5
  Additional paid in capital................................           10
  Deficit accumulated during development stage..............     (260,107)
                                                                ---------
          Total shareholder's deficit.......................     (260,092)
                                                                ---------
Total liabilities and shareholder's equity (deficit)........    $ 409,223
                                                                =========

                       See Notes to Financial Statements.

                       MICHIGAN COMMUNITY BANCORP LIMITED
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                       STATEMENT OF SHAREHOLDER'S DEFICIT
           PERIOD FROM JANUARY 28, 1998 (INCEPTION) TO JULY 31, 1998

                                                                                DEFICIT
                                                                              ACCUMULATED
                                                                 ADDITIONAL   DURING THE
                                          PREFERRED    COMMON     PAID-IN     DEVELOPMENT
                                            STOCK      STOCK      CAPITAL        STAGE        TOTAL
                                          ---------   --------   ----------   -----------   ---------
Balance at January 28, 1998.............  $     --    $     --      $--        $      --    $      --
Issuance of common stock................        --           5       10               --           15
Net Loss................................        --          --       --         (260,107)    (260,107)
                                          --------    --------      ---        ---------    ---------
Balance at July 31, 1998................  $     --    $      5      $10        $(260,107)   $(260,092)
                                          ========    ========      ===        =========    =========

                       See Notes to Financial Statements.

                       MICHIGAN COMMUNITY BANCORP LIMITED
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                            STATEMENT OF OPERATIONS
           PERIOD FROM JANUARY 28, 1998 (INCEPTION) TO JULY 31, 1998

INTEREST INCOME.............................................    $     892
INTEREST EXPENSE............................................       11,625
                                                                ---------
  Net interest income (expense).............................      (10,733)
ORGANIZATIONAL EXPENSE......................................      121,055
                                                                ---------
PREOPENING EXPENSES
  Salaries..................................................       64,654
  Employee benefits.........................................       12,051
  Contract labor............................................       17,813
  Rent......................................................       10,438
  Other.....................................................       23,363
                                                                ---------
     Total preopening expenses..............................      128,319
                                                                ---------
LOSS BEFORE INCOME TAXES....................................     (260,107)
PROVISIONS FOR INCOME TAXES (Note 6)........................           --
                                                                ---------
NET LOSS....................................................    $(260,107)
                                                                =========

                       See Notes to Financial Statements.

                       MICHIGAN COMMUNITY BANCORP LIMITED
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                            STATEMENT OF CASH FLOWS
           PERIOD FROM JANUARY 28, 1998 (INCEPTION) TO JULY 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................    $(260,107)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Increase in accounts payable and accrued interest......       16,815
  Prepayment of building lease..............................     (246,795)
     Increase in other assets...............................      (17,000)
                                                                ---------
       Net cash used in operating activities................     (507,087)
CASH FLOWS FROM INVESTING ACTIVITIES --
     Purchase of office equipment and leasehold                   (19,166)
      improvements..........................................
                                                                ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from related party notes payable.................      387,500
  Net increase in line of credit............................      265,000
  Deferred offering costs...................................       (3,000)
  Sale of common stock......................................           15
                                                                ---------
     Net cash provided by financing activities..............      649,515
                                                                ---------
Net increase in cash........................................      123,262
CASH -- beginning balance...................................           --
                                                                ---------
CASH -- ending balance......................................    $ 123,262
                                                                =========

                       See Notes to Financial Statements.

                       MICHIGAN COMMUNITY BANCORP LIMITED
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                         NOTES TO FINANCIAL STATEMENTS
                                 JULY 31, 1998

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Organization -- Michigan Community Bancorp (the "Company") was incorporated on January 28, 1998 as a bank holding company to establish and operate two new banks, Lakeside Community Bank (LCB) in Sterling Heights, Michigan and North Oakland Community Bank (NOCB) in Rochester Hills, Michigan. The Company intends to raise a minimum of $9,056,750 in equity capital through the sale of 665,000 shares of the Company's common stock at $15 per share, net of underwriting discounts and offering costs. Proceeds from the offering will be used to capitalize the Banks, lease facilities and provide working capital.


     Basis of presentation -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Deferred Offering Costs -- Deferred offering costs include legal, consulting and accounting costs incurred in connection with the registration of the Company's common stock. Those costs will be charged against the stock proceeds or, if the offering is not successful, charged to expense at that time.

     Organization and preopening costs -- Organization and preopening costs represent incorporation costs, salaries, legal and accounting costs and other costs relating to the organization. Management anticipates that organization and preopening costs could reach $390,000 through commencement of operations.

NOTE 2 -- NOTES PAYABLE RELATED PARTIES


     Demand notes payable in the amount of $387,000 are outstanding to the Company's organizers. Management intends to repay the loans from the proceeds of the common stock offering. Interest has been accrued for the period outstanding through July 31, 1998.


NOTE 3 -- LINE OF CREDIT


     The Company has a line of credit with a bank that expires December 4, 1998 under which the Company may borrow up to $500,000. Interest accrues on the outstanding balance at prime rate (8.5% at July 31, 1998) plus 1% and the line of credit is guaranteed by the Company's Chairman of the Board and one other Board member. In addition to the guarantees, the bank has obtained an assignment of the Company's lease of the NOCB building.


NOTE 4 -- LEASE COMMITMENTS

     The company has entered into an assignment of a lease for a building to be utilized for NOCB's branch operations. The assignment required the prepayment of the lease totaling $250,000 and an ongoing monthly rental payment of $600. The prepayment of rent will be expensed over the lease assignment term, which expires on December 31, 2004.

                       MICHIGAN COMMUNITY BANCORP LIMITED
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 JULY 31, 1998

     The future minimum lease payments under the assignment are as follows:

1999........................................................  $ 7,200
2000........................................................    7,200
2001........................................................    7,200
2002........................................................    7,200
2003........................................................    7,200
Thereafter..................................................   10,800
                                                              -------
                                                              $46,800
                                                              =======

     The Company is also negotiating a lease for its LCB location in Sterling Heights. The Company is seeking a ten year sublease with monthly lease payments approximating $8,400 to $8,900.

NOTE 5 -- STOCK OPTION PLANS

     The Company has adopted a stock option plans for its employees and nonemployee directors. The total number of shares that may be issued under the two plans will not exceed 102,000 shares. The shares will be authorized but unissued shares. At July 31, 1998, options have been granted to participants to purchase 44,664 shares under the plans. The options granted will vest 70% upon the effective date of Company's initial public stock offering.

NOTE 6 -- INCOME TAXES

     At July 31, 1998, the Company had approximately $248,000 of net operating loss carryforwards. The tax benefit of these carryforwards ($84,000) has been offset by a valuation allowance.

NOTE 7 -- PREFERRED STOCK

     The Company has authorized but not issued 1,000,000 shares of preferred stock. Such stock will have preferences with respect to dividends and liquidation and may have voting or other rights, or determined by the Board of Directors.

NOTE 8 -- RELATED PARTY TRANSACTIONS

     The Company utilizes the legal services of one of its Board members. Total legal expenses incurred from inception through July 31, 1998 totalled $81,000.

             ------------------------------------------------------
             ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
Use of Proceeds.......................    12
Dividend Policy.......................    13
Capitalization........................    14
Business..............................    15
Management............................    20
Related Party Transactions............    26
Principal Shareholders................    28
Supervision and Regulation............    29
Description of Capital Stock..........    37
Shares Eligible for Future Sale.......    41
Underwriting..........................    42
Legal Matters.........................    43
Experts...............................    43
Forward-Looking Statements............    43
Additional Information................    43
Index to Financial Statements.........   F-1

                             ---------------------


  UNTIL MARCH 2, 1999 (90 DAYS AFTER THE EFFECTIVE DATE OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                 665,000 SHARES


                                      LOGO

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------

                         [FIFTH THIRD/THE OHIO CO LOGO]

                                December 1, 1998

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation require the Company to indemnify any director, officer, former director or officer of the Company or any person who may have served at the request of the Company as a director or officer of another corporation in which the Company owns shares of capital stock, or of which it is a creditor, against reasonable expenses (including attorneys' fees) actually and necessarily incurred by such person in connection with the defense of any civil, criminal or administrative action, suit or proceeding in which such person is made a party or with which such person is threatened by reason of being or having been or because of any act as a director or officer of the Company within the course of such person's duties or employment, except in relation to matters as to which such person is adjudged to be liable for negligence or misconduct in the performance of such person's duties. The Company may also reimburse any director or officer for the reasonable costs of settlement of any such action, suit or proceeding, if it is found by a majority of a committee composed of the directors not involved in the matter in controversy (whether or not a quorum) that it was in the interests of the Company that such settlement be made and that the director officer was not guilty of negligence or misconduct. The right of indemnification will extend to the estate, personal representative, guardian and conservator of any deceased or former director or officer or person who would have been entitled to indemnification. Such rights of indemnification and reimbursement will not be deemed exclusive of any other rights to which such direct or officer may be entitled under any statute, agreement, vote of shareholders, or otherwise.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........  $  5,088
NASD filing fee.............................................     2,225
Printing expenses...........................................    30,000
Legal fees and expenses.....................................   130,000
Blue sky fees and expenses..................................    13,675
Accountants' fees and expenses..............................    43,000
Miscellaneous...............................................    10,000
                                                              --------
  Total.....................................................  $223,998
                                                              ========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act:

     On January 28, 1998, the Company issued one share of its Common Stock, no par value, to David A. McKinnon, pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

     On May 19, 1998, the Company granted 3,333 options to purchase Common Stock at an exercise price of $15.00 pursuant to the 1998 Non-Employee Director Stock Option Plan to each of Paul E. Baltzer, Jr., Phillip T. Hernandez, Joseph S. Lentine, John W. Melstrom, Robert R. Peleman, David F. Shellenbarger, Russell M. Shelton and Gerald Tarquinio, pursuant to the exemption from registration provided by Rule 701 of the Securities Act.

     On May 19, 1998, the Company granted 6,667 options to purchase Common Stock at an exercise price of $15.00 pursuant to the 1998 Employee Stock Option Plan to David A. McKinnon, pursuant to the exemption from registration provided by Rule 701 of the Securities Act.

     On May 19, 1998, the Company granted 4,000 options to purchase Common Stock at an exercise price of $15.00 pursuant to the 1998 Employee Stock Option Plan to Frank D. Blowers and James T. Polson, pursuant to the exemption from registration provided by Rule 701 of the Securities Act.

ITEM 27. EXHIBITS


EXHIBIT
NUMBER                             EXHIBITS
-------                            --------
   1.1*  Form of Underwriting Agreement
   3.1*  Restated Articles of Incorporation of the Company.
   3.2*  Restated Bylaws of the Company.
   4.1*  See Exhibits 3.1 and 3.2 for provisions of the Restated
         Articles of Incorporation and Restated Bylaws of the Company
         defining rights of the holders of Common Stock of the
         Company.
   4.2*  Specimen Stock Certificate.
   5.1*  Opinion of Butzel Long, counsel to the Company, as to the legality of the shares being registered.
  10.1*  Sublease between the Company and Rite Aid of Michigan, Inc.
         for property located at 43850 Schoenherr, Sterling Heights,
         Michigan
  10.2*  Assignment and Acceptance of Lessee's Interest with Lessor's
         Consent between the Company, First of America Bank, National
         Association and North Hill Center, for property located at
         1467 North Rochester Road, Rochester Hills, Michigan.
  10.3*  Data Processing Agreement between Lakeside Community Bank and Rurbanc Data Services, Inc.
  10.4*  Data Processing Agreement between North Oakland Community
         Bank and Rurbanc Data Services, Inc.
  10.5*  1998 Non-Employee Director Stock Option Plan
  10.6*  1998 Employee Incentive Stock Option Plan
  10.7*  Form of Stock Option Agreement
  10.8*  Credit Agreement between the Company and NBD Bank, N.A.
  21.1*  Subsidiaries of Registrant.
  23.1*  Consent of Butzel Long (included as Part of Exhibit 5.1).
 23.2**  Consent of Plante & Moran LLP
  24.1*  Power of Attorney (included on signature page).
  27.1*  Financial Data Schedule


---------------
 * Filed previously.

** Filed herewith.

ITEM 28. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (2) That for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (3) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements of filing a Form SB-2 and has authorized this Registration Statement to be signed on behalf of the undersigned in the City of Sterling Heights, Michigan on November 30, 1998.


                                          MICHIGAN COMMUNITY BANCORP LIMITED

                                          By:     /s/ DAVID A. MCKINNON

                                            ------------------------------------
                                                     David A. McKinnon
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signature" constitutes and appoints David A. McKinnon as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully for all intents and purpose as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----
            /s/ DAVID A. MCKINNON              Chairman, President and Chief          November 30, 1998
---------------------------------------------  Executive Officer
              David A. McKinnon
                      *                        Chief Financial and Principal          November 30, 1998
---------------------------------------------  Accounting Officer
              William L. Carley
                      *                        Director                               November 30, 1998
---------------------------------------------
             Paul E. Baltzer Jr.
                      *                        Director                               November 30, 1998
---------------------------------------------
            Phillip T. Hernandez
                      *                        Director                               November 30, 1998
---------------------------------------------
              Joseph S. Lentine
                      *                        Director                               November 30, 1998
---------------------------------------------
              John W. Melstrom


---------------

* As Attorney in Fact.

                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----
                      *                        Director                               November 30, 1998
---------------------------------------------
              Robert R. Peleman
                      *                        Director                               November 30, 1998
---------------------------------------------
             Russell M. Shelton
                      *                        Director                               November 30, 1998
---------------------------------------------
           David F. Shellenbarger
                      *                        Director                               November 30, 1998
---------------------------------------------
             Gerald A. Tarquinio


---------------

* As Attorney in Fact.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER
-------
  1.1*       Form of Underwriting Agreement
  3.1*       Restated Articles of Incorporation of the Company
  3.2*       Restated Bylaws of the Company
  4.1*       See Exhibits 3.1 and 3.2 for provisions of the Restated
             Articles of Incorporation and Restated Bylaws of the Company
             defining rights of the holders of Common Stock of the
             Company
  4.2*       Specimen Stock Certificate
  5.1*       Opinion of Butzel Long, counsel to the Company, as to the
             legality of the shares being registered
 10.1*       Sublease between the Company and Rite Aid of Michigan, Inc.
             for property located at 43850 Schoenherr, Sterling Heights,
             Michigan
 10.2*       Assignment and Acceptance of Lessee's Interest with Lessor's
             Consent between the Company, First of America Bank, National
             Association and North Hill Center, for property located at
             1467 North Rochester Road, Rochester Hills, Michigan.
 10.3*       Data Processing Agreement between Lakeside Community Bank
             and Rurbanc Data Services, Inc.
 10.4*       Data Processing Agreement between North Oakland Community
             Bank and Rurbanc Data Services, Inc.
 10.5*       1998 Non-Employee Director Stock Option Plan
 10.6*       1998 Employee Incentive Stock Option Plan
 10.7*       Form of Stock Option Agreement
 10.8*       Credit Agreement between the Company and NBD Bank, N.A.
 21.1*       Subsidiaries of Registrant
 23.1*       Consent of Butzel Long (included as Part of Exhibit 5.1).
 23.2**      Consent of Plante & Moran LLP
 24.1*       Power of Attorney (included on signature page)
 27.1*       Financial Data Schedule


---------------
 * Filed Previously

** Filed Herewith